FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	September 30, 2009	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID)

01.02 - HEADQUARTERS

1 - ADDRESS AV BRIGADEIRO LUIS ANTONIO, 3142			2 - DISTRICT JARDIM PAULISTA
3 - ZIP CODE 01402-901	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3886-0421	8 - TELEPHONE 3886-3340	9 - TELEPHONE 3886-0540	10 - TELEX
11 - AREA CODE 011	12 - FAX 3884-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142			3 - DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	4/1/2009	6/30/2009
09 - INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 9/30/2009	2 – PREVIOUS QUARTER 6/30/2009	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2008
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	154,838	137,847	135,569
3 - Total	254,518	237,527	235,249
Treasury Stock
4 - Common	0	0	0
5 - Preferred	370	370	0
6 - Total	370	370	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY RETAIL TRADE
6 - CONSOLIDATION TYPE Partial
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES LTDA

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	8/3/2009	Dividend	8/24/2009	Common Shares	0.1232600000
02	RCA*	8/3/2009	Dividend	8/24/2009	Class A Preferred Shares	0.1355800000
03	RCA*	11/11/2009	Dividend	11/30/2009	Common Shares	0.0600407300
04	RCA*	11/11/2009	Dividend	11/30/2009	Class A Preferred Shares	0.0660448030

*Board of Directors’ Meeting

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
1	Total Assets	12,151,028	11,152,300
1.01	Current Assets	4,661,195	3,887,163
1.01.01	Cash and Cash Equivalents	1,828,671	1,532,842
1.01.01.01	Cash and Banks	33,675	59,983
1.01.01.02	Financial Investments	1,794,996	1,472,859
1.01.02	Credits	1,415,214	1,165,448
1.01.02.01	Customers	697,573	568,577
1.01.02.02	Sundry Credits	717,641	596,871
1.01.02.02.01	Recoverable Taxes	214,801	320,734
1.01.02.02.02	Deferred Income and Social Contribution Taxes	90,431	159,160
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Prepaid Expenses and Other	112,457	116,977
1.01.02.02.05	Dividends Receivables	0	0
1.01.02.02.06	Advance for Future Capital Increase	299,952	0
1.01.03	Inventories	1,417,310	1,188,873
1.01.04	Other	0	0
1.02	Non-current Assets	7,489,833	7,265,137
1.02.01	Long-term Receivables	1,033,101	1,235,274
1.02.01.01	Sundry Credits	522,560	670,265
1.02.01.01.01	Receivables Securitization Fund	0	0
1.02.01.01.02	Recoverable Taxes	44,912	126,264
1.02.01.01.03	Deferred Income and Social Contribution Taxes	272,918	362,409
1.02.01.01.04	Deposits for Judicial Appeals	190,964	167,731
1.02.01.01.05	Accounts Receivable	11,015	11,008
1.02.01.01.06	Prepaid Expenses and Other	2,751	2,853
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	510,541	565,009
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	444,309	503,525
1.02.01.02.03	Other Related Parties	66,232	61,484
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	6,456,732	6,029,863
1.02.02.01	Investments	1,844,179	1,489,758
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,844,174	1,489,753
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	5
1.02.02.02	Property and Equipment	4,193,095	4,108,582
1.02.02.03	Intangible Assets	419,458	431,523
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2	Total liabilities	12,151,028	11,152,300
2.01	Current liabilities	2,871,195	2,633,174
2.01.01	Loans and Financing	596,556	654,627
2.01.02	Debentures	4,546	25,207
2.01.03	Suppliers	1,753,555	1,523,592
2.01.04	Taxes, Fees and Contributions	66,201	87,722
2.01.05	Dividends Payable	230	203
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	14,345	14,146
2.01.08	Other	435,762	327,677
2.01.08.01	Payroll and Social Contributions	234,128	182,347
2.01.08.02	Public Utilities	0	0
2.01.08.03	Rentals	19,759	18,942
2.01.08.04	Advertising	0	0
2.01.08.05	Insurance	0	0
2.01.08.06	Financing due to Purchase of Assets	14,211	14,241
2.01.08.07	Other Accounts Payable	167,664	112,147
2.02	Noncurrent Liabilities	2,823,154	2,883,921
2.02.01	Long-term Liabilities	2,823,154	2,883,921
2.02.01.01	Loans and Financing	513,632	517,732
2.02.01.02	Debentures	984,184	979,543
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,325,338	1,386,646
2.02.01.06.01	Provision for Contingencies	163,443	1,206,185
2.02.01.06.02	Tax Installments	1,134,435	166,706
2.02.01.06.03	Provision for Capital Deficiency	19,984	4,642
2.02.01.06.04	Other Accounts Payable	7,476	9,113
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	6,456,679	5,635,205
2.05.01	Paid-up Capital	5,364,412	4,691,092
2.05.02	Capital Reserves	504,349	496,316
2.05.02.01	Special Goodwill Reserve	428,514	428,551
2.05.02.02	Recognized Granted Options	75,797	67,765
2.05.02.03	Capital Reserve	38	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	221,211	221,211
2.05.04.01	Legal	146,638	146,638

1 - CODE	2 - DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	74,573	74,573
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	366,707	226,586
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
3.01	Gross Sales and/or Services	3,864,599	11,382,408	3,515,453	10,335,585
3.02	Gross Revenue Deductions	(380,598)	(1,268,001)	(456,525)	(1,442,084)
3.03	Net Sales and/or Services	3,484,001	10,114,407	3,058,928	8,893,501
3.04	Cost of Sales and/or Services Rendered	(2,561,283)	(7,447,784)	(2,223,085)	(6,484,296)
3.05	Gross Profit	922,718	2,666,623	835,843	2,409,205
3.06	Operating Income/Expenses	(782,216)	(2,225,397)	(748,730)	(2,205,598)
3.06.01	Selling	(527,770)	(1,532,817)	(487,584)	(1,433,947)
3.06.02	General and Administrative	(117,949)	(336,841)	(99,297)	(300,113)
3.06.03	Financial	(24,008)	(109,821)	(68,994)	(173,734)
3.06.03.01	Financial Income	64,496	179,076	60,580	168,162
3.06.03.02	Financial Expenses	(88,504)	(288,897)	(129,574)	(341,896)
3.06.04	Other Operating Income	7,306	7,413	(372)	(2,439)
3.06.04.01	Other Operating Income	0	0	0	0
3.06.04.02	Permanent Assets Income	(315)	(208)	(372)	(2,439)
3.06.04.03	Non-Recurring Income	7,621	7,621	0	0
3.06.05	Other Operating Expenses	(85,452)	(249,930)	(101,818)	(328,899)
3.06.05.01	Other Operating Expenses	0	0	12,898	12,898
3.06.05.02	Depreciation/Amortization	(85,452)	(249,930)	(114,716)	(341,797)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	(34,343)	(3,401)	9,335	33,534
3.07	Operating Result	140,502	441,226	87,113	203,607
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	140,502	441,226	87,113	203,607
3.10	Provision for Income Tax and Social Contribution	7,342	(9,029)	(32,424)	(77,097)
3.11	Deferred Income Tax	24,735	(37,255)	14,701	32,950
3.12	Statutory Profit Sharing /Contributions	(1,532)	(7,309)	(2,769)	(7,933)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	(1,532)	(7,309)	(2,769)	(7,933)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	171,047	397,633	66,621	151,527
	No. SHARES, EX-TREASURY (in thousands)	254,148	254,148	235,249	235,249
	EARNINGS PER SHARE (in reais)	0.67302	1.56457	0.28319	0.64411
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	308,561	724,348	156,231	304,246
4.01.01	Cash Generated in the Operations	336,896	893,583	350,166	779,606
4.01.01.01	Net Income for the Year	171,047	397,633	66,621	151,527
4.01.01.02	Income Tax	(24,735)	27,255	(14,701)	(32,950)
4.01.01.03	Income from Written-Off Permanent Assets	1,073	2,916	921	2,439
4.01.01.04	Depreciation and Amortization	85,452	249,930	114,716	341,797
4.01.01.05	Interest and Monetary Variation	50,290	164,423	150,230	207,721
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	34,343	3,401	(22,234)	(46,433)
4.01.01.07	Provision for Contingencies	10,584	33,153	19,838	63,104
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	810	(3,635)	(1,998)	63
4.01.01.09	Provision for Goodwill Amortization	0	0	32,424	77,323
4.01.01.10	Share-Based Payment	8,032	18,507	4,349	15,015
4.01.02	Variation on Assets and Liabilities	(28,335)	(169,235)	(193,935)	(475,360)
4.01.02.01	Accounts Receivable	(129,004)	150,185	(121,535)	157,094
4.01.02.02	Inventories	(228,437)	(288,580)	(1,354)	22,795
4.01.02.03	Recoverable Taxes	188,324	216,719	(52,889)	(46,992)
4.01.02.04	Other Assets	(289,065)	(216,179)	(25,422)	(22,739)
4.01.02.05	Related Parties	62,756	39,643	23,889	(6,917)
4.01.02.06	Judicial Deposits	(20,318)	(26,850)	95,467	1,499
4.01.02.07	Suppliers	229,963	(80,731)	14,854	(372,833)
4.01.02.08	Payroll and Charges	51,781	57,411	30,067	48,069
4.01.02.09	Taxes and Social Contributions Payable	1,126,489	1,082,960	(10,297)	(67,537)
4.01.02.10	Contingencies	(1,071,461)	(1,101,228)	(113,985)	(133,408)
4.01.02.11	Other Accounts Payable	50,637	(2,585)	(32,730)	(54,391)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(529,483)	(679,243)	(72,242)	(250,403)
4.02.01	Capital Increase in Subsidiaries	(373,423)	(373,363)	0	(17)
4.02.02	Acquisition of Fixed Assets	(152,831)	(273,335)	(75,105)	(253,249)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
4.02.03	Increase in Intangible Assets	(3,651)	(34,512)	0	0
4.02.04	Sale of Fixed Assets	422	1,967	2,863	2,863
4.03	Net Cash from Financing Activities	516,751	529,839	(146,018)	173,494
4.03.01	Capital Increase/Decrease	673,318	663,747	709	88,196
4.03.02	Funding and Refinancing	1,660	221,596	5,307	367,238
4.03.03	Payments	(83,384)	(154,516)	(94,960)	(113,305)
4.03.04	Interest Paid	(43,944)	(108,441)	(56,247)	(118,606)
4.03.05	Payment of Dividends	(30,899)	(92,547)	(827)	(50,029)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	295,829	574,944	(62,029)	227,337
4.05.01	Opening Balance of Cash and Cash Equivalents	1,532,842	1,253,727	1,039,898	750,532
4.05.02	Closing Balance of Cash and Cash Equivalents	1,828,671	1,828,671	977,869	977,869

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205
5.04	Net Income/Loss for the Period	0	0	0	0	171,048	0	171,048
5.05	Allocations	0	0	0	0	(30,926)	0	(30,926)
5.05.01	Dividends	0	0	0	0	(30,926)	0	(30,926)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	673,320	8,032	0	0	0	0	681,352
5.08.01	Subscribed Capital	673,320	0	0	0	0	0	673,320
5.08.02	Recognized Granted Options	0	8,032	0	0	0	0	8,032
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,364,412	504,348	0	221,211	366,708	0	6,456,679

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	397,633	0	397,633
5.05	Allocations	0	0	0	0	(30,926)	0	(30,926)
5.05.01	Dividends	0	0	0	0	(30,926)	0	(30,926)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	913,687	(70,274)	0	(150,251)	0	0	693,162
5.08.01	Subscribed Capital	674,656	0	0	0	0	0	674,656
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.08.03	Recognized Granted Options	0	18,506	0	0	0	0	18,506
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(10,897)	0	0	(10,897)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(9)	0	0	(9)
5.12.01	Share Buyback Cost	0	0	0	(9)	0	0	(9)
5.13	Closing Balance	5,364,412	504,348	0	221,212	366,707	0	6,456,679

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
1	Total Assets	16,904,650	13,523,281
1.01	Current Assets	7,881,771	5,922,417
1.01.01	Cash and Cash Equivalents	2,153,703	1,725,344
1.01.01.01	Cash and Banks	216,918	166,826
1.01.01.02	Financial Investments	1,936,785	1,558,518
1.01.02	Credits	3,280,851	2,540,077
1.01.02.01	Customers	2,479,614	1,685,964
1.01.02.02	Sundry Credits	801,237	854,113
1.01.02.02.01	Recoverable Taxes	326,614	437,595
1.01.02.02.02	Deferred Income and Social Contribution Taxes	175,082	222,312
1.01.02.02.03	Prepaid Expenses and Other	299,541	194,206
1.01.03	Inventories	2,443,640	1,656,996
1.01.04	Other	3,577	0
1.01.04.01	Related Parties	3,577	0
1.02	Non-current Assets	9,022,879	7,600,864
1.02.01	Long-term Receivables	2,113,215	1,942,313
1.02.01.01	Sundry Credits	1,853,654	1,670,482
1.02.01.01.01	Recoverable Taxes	113,523	140,948
1.02.01.01.02	Deferred Income and Social Contribution Taxes	938,330	846,744
1.02.01.01.03	Deposits for Judicial Appeals	381,929	278,948
1.02.01.01.04	Accounts Receivable	386,811	382,031
1.02.01.01.05	Prepaid Expenses and Other	33,061	21,811
1.02.01.02	Credits with Related Parties	259,561	271,831
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	259,561	271,831
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	6,909,664	5,658,551
1.02.02.01	Investments	141,188	136,828
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	138,988	136,823
1.02.02.01.03	Other Investments	2,200	5
1.02.02.02	Property and Equipment	5,108,548	4,817,184
1.02.02.03	Intangible Assets	1,659,928	704,539
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2	Total liabilities	16,904,650	13,523,281
2.01	Current liabilities	6,845,223	4,561,653
2.01.01	Loans and Financing	2,205,740	1,978,174
2.01.02	Debentures	4,546	25,207
2.01.03	Suppliers	3,062,555	1,971,236
2.01.04	Taxes, Fees and Contributions	142,097	107,427
2.01.05	Dividends Payable	1,902	2,660
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	14,568	13,649
2.01.08	Other	1,413,815	463,300
2.01.08.01	Payroll and Social Contributions	346,435	235,040
2.01.08.02	Public Utilities	0	0
2.01.08.03	Rentals	42,050	39,494
2.01.08.04	Advertising	0	0
2.01.08.05	Insurance	0	0
2.01.08.06	Financing due to Purchase of Assets	14,212	14,242
2.01.08.07	Other Accounts Payable	381,635	174,524
2.01.08.08	Acquisition of Companies	629,483	0
2.02	Non-current Liabilities	3,485,897	3,224,933
2.02.01	Long-term Liabilities	3,485,897	3,224,933
2.02.01.01	Loans and Financing	751,849	687,306
2.02.01.02	Debentures	984,184	979,543
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,749,864	1,558,084
2.02.01.06.01	Provisions for Contingencies	427,518	1,289,942
2.02.01.06.02	Tax Payment by Installments	1,199,838	173,295
2.02.01.06.03	Other Accounts Payable	122,508	94,847
2.03	Deferred Income	0	0
2.04	Minority Shareholders	116,851	101,490
2.05	Shareholders’ Equity	6,456,679	5,635,205
2.05.01	Paid-up Capital	5,364,412	4,691,092
2.05.02	Capital Reserve	504,349	496,316
2.05.02.01	Goodwill Special Reserve	428,514	428,551
2.05.02.02	Recognized Granted Options	75,797	67,765
2.05.02.03	Capital Reserve	38	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	In Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	221,211	221,211

1 – CODE	2 – DESCRIPTION	3 – 9/30/2009	4 – 6/30/2009
2.05.04.01	Legal	146,638	146,638
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	74,573	74,573
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	366,707	226,586
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
3.01	Gross Sales and/or Services	6,931,337	17,864,000	5,055,600	14,934,408
3.02	Gross Revenue Deductions	(780,322)	(2,064,689)	(648,593)	(2,043,979)
3.03	Net Sales and/or Services	6,151,015	15,799,311	4,407,007	12,890,429
3.04	Cost of Sales and/or Services Rendered	(4,625,769)	(11,830,400)	(3,217,240)	(9,482,036)
3.05	Gross Profit	1,525,246	3,968,911	1,189,767	3,408,393
3.06	Operating Income/Expenses	(1,388,078)	(3,513,594)	(1,090,820)	(3,184,098)
3.06.01	Selling	(977,980)	(2,488,553)	(705,225)	(2,080,928)
3.06.02	General and Administrative	(197,269)	(472,933)	(129,623)	(400,462)
3.06.03	Financial	(64,711)	(196,984)	(103,374)	(255,573)
3.06.03.01	Financial Income	72,442	193,438	72,619	200,763
3.06.03.02	Financial Expenses	(137,153)	(390,422)	(175,993)	(456,336)
3.06.04	Other Operating Income	(26,775)	(27,562)	(374)	(5,355)
3.06.04.01	Other Operating Income	0	0	(21)	0
3.06.04.02	Permanent Assets Income	4,650	3,863	(353)	(5,355)
3.06.04.03	Non-Recurring Income	(31,425)	(31,425)	0	0
3.06.05	Other Operating Expenses	(122,931)	(336,446)	(152,025)	(444,172)
3.06.05.01	Other Operating Expenses	0	0	0	0
3.06.05.02	Depreciation/Amortization	(122,931)	(336,446)	(152,025)	(444,172)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	1,588	8,884	(199)	2,392
3.07	Operating Result	137,168	455,317	98,947	224,295
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	137,168	455,317	98,947	224,295
3.10	Provision for Income and Social Contribution Taxes	(17,386)	(38,670)	(43,795)	(103,235)
3.11	Deferred Income Tax	78,886	13,395	14,398	36,287
3.12	Statutory Profit Sharing /Contributions	(2,008)	(9,580)	(3,861)	(11,061)

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	(2,008)	(9,580)	(3,861)	(11,061)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	(25,613)	(22,829)	932	5,241
3.15	Income/Loss for the Period	171,047	397,633	66,621	151,527
	No. SHARES, EX-TREASURY (in thousands)	254,148	254,148	235,249	235,249
	EARNINGS PER SHARE (in reais)	0.67302	1.56457	0.28319	0.64411
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	831,610	1,149,931	464,352	591,216
4.01.01	Cash Generated in the Operations	382,127	1,129,493	577,110	1,108,997
4.01.01.01	Net Income (Loss) for the Year	171,047	397,633	66,621	151,527
4.01.01.02	Deferred Income Tax	(78,886)	(13,395)	(14,398)	(36,287)
4.01.01.03	Income from Written-Off Permanent Assets	1,722	1,445	5,657	5,458
4.01.01.04	Depreciation and Amortization	122,931	336,446	152,025	444,172
4.01.01.05	Interest and Monetary Variation	109,459	320,346	304,961	368,209
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(1,588)	(8,884)	199	(2,392)
4.01.01.07	Provision for Contingencies	23,797	54,566	26,812	88,044
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	0	0	(2,247)	(40)
4.01.01.09	Provision for Goodwill Amortization	0	0	34,063	80,532
4.01.01.10	Share-Based Payment	8,032	18,507	4,349	15,015
4.01.01.11	Minority Interest	25,613	22,829	(932)	(5,241)
4.01.02	Variation in Assets and Liabilities	499,483	20,438	(112,758)	(517,781)
4.01.02.01	Accounts Receivable	(108,897)	74,655	43,089	237,830
4.01.02.02	Inventories	(379,424)	(465,557)	16,590	19,249
4.01.02.03	Recoverable Taxes	322,474	357,196	(55,597)	(47,529)
4.01.02.04	Other Assets	11,416	(2,899)	(26,009)	(41,247)
4.01.02.05	Related Parties	9,612	15,469	(1,465)	(3,538)
4.01.02.06	Judicial Deposits	(41,813)	(60,645)	97,660	(8,775)
4.01.02.07	Suppliers	549,184	110,919	(9,607)	(490,030)
4.01.02.08	Payroll and Charges	111,395	122,332	37,648	64,758
4.01.02.09	Taxes and Social Contributions Payable	1,147,844	1,099,344	(68,095)	(131,601)
4.01.02.10	Contingencies	(1,114,155)	(1,145,889)	(126,620)	(150,780)
4.01.02.11	Other Accounts Payable	(58,153)	(84,487)	(20,352)	33,882
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(829,631)	(1,062,244)	(88,617)	(302,783)
4.02.01	Net Cash from Acquisitions	82,765	82,765	0	0

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008
4.02.02	Acquisition of Companies	(698,305)	(698,305)	0	0
4.02.03	Capital Increase in Subsidiaries	(654)	(16,277)	0	0
4.02.04	Acquisition of Fixed Assets	(208,232)	(395,615)	(91,895)	(306,051)
4.02.05	Increase in Intangible Assets	(6,205)	(37,645)	0	(10)
4.02.06	Sale of Fixed Assets	1,000	2,833	3,278	3,278
4.03	Net Cash from Financing Activities	426,379	440,404	(233,708)	84,759
4.03.01	Capital Increase/ Decrease	673,318	663,747	709	88,196
4.03.02	Funding and Refinancing	17,233	252,268	5,307	682,558
4.03.03	Payments	(186,800)	(266,244)	(182,650)	(433,832)
4.03.04	Interest Paid	(44,016)	(110,677)	(56,247)	(202,134)
4.03.05	Payments of Dividends	(33,356)	(98,690)	(827)	(50,029)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Reduction) in Cash and Cash Equivalents	428,358	528,091	142,027	373,192
4.05.01	Opening Balance of Cash and Cash Equivalents	1,725,345	1,625,612	1,295,297	1,064,132
4.05.02	Closing Balance of Cash and Cash Equivalents	2,153,703	2,153,703	1,437,324	1,437,324

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2009 TO 9/30/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205
5.04	Net Income/Loss for the Period	0	0	0	0	171,048	0	171,048
5.05	Allocations	0	0	0	0	(30,926)	0	(30,926)
5.05.01	Dividends	0	0	0	0	(30,926)	0	(30,926)
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	673,320	8,032	0	0	0	0	681,352
5.08.01	Subscribed Capital	673,320	0	0	0	0	0	673,320
5.08.02	Recognized Granted Options	0	8,032	0	0	0	0	8,032
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,364,412	504,348	0	221,211	366,708	0	6,456,679

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 9/30/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	397,633	0	397,633
5.05	Allocations	0	0	0	0	(30,926)	0	(30,926)
5.05.01	Dividends	0	0	0	0	(30,926)	0	(30,926)
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	913,687	(70,274)	0	(150,251)	0	0	693,162
5.08.01	Subscribed Capital	674,656	0	0	0	0	0	674,656
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.08.03	Recognized Granted Options	0	18,506	0	0	0	0	18,506
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(10,897)	0	0	(10,897)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(9)	0	0	(9)
5.12.01	Share Buyback Cost	0	0	0	(9)	0	0	(9)
5.13	Closing Balance	5,364,412	504,348	0	221,212	366,707	0	6,456,679

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Extra.com” “Sendas”, “Assai” and “Ponto Frio” e “PontoFrio.com”.

At September 30, 2009, the Company had 1,069 stores in operation, as follows:

	Number of stores

Company	9.30.2009	6.30.2009

Companhia Brasileira de Distribuição	429	420
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	50	50
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	95	95
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	28	26
Xantocarpa Participações Ltda. ("Xantocarpa")	6	6
Globex Utilidades S.A. (“Globex”)	455	-

	1,069	603

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers (see Note 10 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

At August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) completed negotiation regarding FIC under the following conditions: (i) CBD and Itaú Unibanco decided to amend FIC partnership agreement, so that to remove Itaú Unibanco’s exclusiveness obligation. In return, Itaú-Unibanco paid R$550 million, which was recognized with a gain on “Other Operating Revenues and Expenses” (Note 21); (ii) CBD and Itaú Unibanco extended to another 5 years the exclusiveness term granted by CBD to FIC related to the exploration of rights under the terms of FIC partnership, which shall be effective up to August 28, 2029, and for which Itaú Unibanco paid R$50 million to the Company, also recognized in other operating revenues and expenses (see Note 21); and (iii) the partnership includes all brands and formats of stores operated or owned by CBD, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet).

1. Operations (Continued)

c) Joint Venture with Casino

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) established Vieri Participações S.A. (“Vieri”), which became the parent company of GPA, jointly controlled by these two groups of shareholders.

At the General Meeting held at December 20, 2006, the merger of Vieri into the Company was approved, which cancelled the shares issued and owned by Vieri and subsequently issued an equal number of the Company’s new common shares, all of them, non-par registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), sole shareholder of Vieri at the time of the merger. Wilkes was organized to operate as a holding of GPA.

d) Acquisition of Barcelona - (“Assai”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda., related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA started to operate in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning, being merged on March 31, 2008, with reference date on February 28, 2008. With the merger between Sevilha and Barcelona, Sé Supermercados now holds a direct interest of 60% in the total and voting capital of Barcelona.

On July 10, 2009, the Company entered into an agreement aiming the acquisition of the remaining 40% of Barcelona’s total and voting capital (see Note 10).

e) Incorporation of Xantocarpa

On October 16, 2008, GPA started cash & carry operations in the state of Rio de Janeiro through Xantocarpa (wholly-owned subsidiary of Sendas Distribuidora), which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. This company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality, as long as these are not forbidden by laws.

f) Acquisition of Globex

At July 6, 2009, the Company’s shareholders approved at the Extraordinary General Meeting the acquisition of 70.24% of total capital of Globex Utilidades S.A. held by majority shareholders through the subsidiary Mandala Empreendimentos e Participações Ltda. (“Mandala”). At August 21, 2009, GPA also concluded the offering to acquire minority interest, thus increasing its interest in Globex to 95.46%, totaling 118,184,631 shares (see Note 10 (b)).

2. Basis of preparation and presentation of quarterly information

a) Quarterly information

This quarterly information was prepared according to the accounting practices adopted in Brazil and rules issued by Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines enacted by the Brazilian Corporation Law (Law 6,404/76) which include new provisions, amended and revoked by Law 11,638/07, Law 11,941/09 and pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly information was approved at the Board of Executive Officers’ meeting held at November 5, 2009.

b) Effects of Law 11,638/07 and Law 11,941/09 adjustments

The results of the nine-month period ended at September 30, 2008 were adjusted by effects of changes introduced by Law 11,638/07 and Law 11,941/09, with a view to allowing a comparison with the quarterly information related to the period ended at September 30, 2009. A brief description and the amounts corresponding to the impacts on income of parent company and consolidated referring to period ended September 30, 2008:

	Parent Company		Consolidated

	Net Income	Shareholders' Equity	Net Income	Shareholders' Equity

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and Law 11,941/09	179,019	5,430,943	179,019	5,430,943

Share-based payment (i)	(15,015)	-	(15,015)	-
Financial leasing (ii)	(1,150)	(3,455)	2,967	(320)
Financial instruments and derivatives (iii)	(18,142)	(17,386)	(32,318)	(29,777)
Present value adjustment of qualifiable monetary
assets and liabilities (iv)	(960)	(5,121)	(1,348)	(6,766)
Write-off of deferred assets not reclassifiable (v)	10,960	(66,125)	8,498	(68,679)
Effects resulting from equity accounting	(5,508)	(5,727)
Minority interest, Law 11,638/07			3,012	3,153
Deferred income and social contribution taxes	2,323	23,022	6,712	27,597

Net effects resulting from full application of Law
11,638/07 and Law 11,941/09	(27,492)	(74,792)	(27,492)	(74,792)

Net income and shareholders' equity adjusted with
Law 11,638/07 and Law 11,941/09	151,527	5,356,151	151,527	5,356,151

(i) The Technical Pronouncement CPC 10 – Share-Based Payment determines the companies to include the effects of share-based payments transactions on their income and balance sheet, as well as expenses related to transactions where stock options are granted to employees. As mentioned in Note 18 (f), the Company maintains a Stock Option Plan to its management and main executives.

(ii) The Technical Pronouncement CPC 06 – Leasing determines that operations which transfer risks and benefits to the lessee must be classified as property and equipment, reflecting the nature of an installment purchase. These operations are outlined in Notes 11 and 23.

2. Basis of preparation and presentation of quarterly information (Continued)

b) Effects of Law 11,638/07 and Law 11,638/07 adjustments (Continued)

(iii) The Technical Pronouncement CPC 14 – Financial Instruments – sets forth that the marketable securities, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale; and (ii) by the acquisition cost or issue value, whichever is shorter. The Company’s instruments are deemed as: (i) fair value hedge destined to offset risks of exposure to variation in fair value of item purpose of hedge and (ii) derivative financial instrument measured at fair value (Notes 13 and 14).

(iv) The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that noncurrent assets and liabilities should be adjusted by their present value and current assets and liabilities when this is relevant. The Company adopted the present value adjustment of its assets and liabilities as assumption, as determined by rule, utilizing the weighted average cost of capital (“WACC”) and for the term of payment or receipt.

(v) As provided for in the Law 11,941/09, the deferred charges group was removed. The Company’s Management opted for writing-off deferred charges on transition date and then recorded expenditures incurred as of 2007 directly as expense in the net income for the year.

Due to the removal authorized by Law 11,941/09, from the non-operating income item, the Company reclassified in the statement of income for the nine-month period ended September 30, 2008 in the amounts of R$(2,439) in the parent company and R$(5,355) in consolidated financial statements, to the other operating income (expenses) item, basically represented by income on property and equipment write-off.

The following accounting pronouncements were issued in 2009 by the Brazilian Committee on Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM):

CPC 16 – Inventories, approved by CVM Deliberation 575 of June 5, 2009;
CPC 17 – Construction Contracts, approved by CVM Deliberation 576 of June 5, 2009;
CPC 20 – Borrowing Costs, approved by CVM Deliberation 577 of June 5, 2009. The Company already adopts this CPC, since Deliberation 193 provided guidelines on the accounting treatment applicable to borrowing costs;
CPC 22 – Information by segment, approved by CVM Deliberation 582 of July 31, 2009;
CPC 24 – Subsequent Event, approved by CVM Deliberation 593 of September 15, 2009;
CPC 25 – Provisions, Contingent Assets and Liabilities, approved by CVM Deliberation 594 of September 15, 2009;
CPC 26 – Presentation of the Financial Statements, approved by CVM Deliberation 595, of September 15, 2009;
CPC 27 – Fixed Assets, approved by CVM Deliberation 583 of July 31, 2009;
CPC 28 – Equity Investment, approved by CVM Deliberation 584 of July 31, 2009;
CPC 30 – Revenues, approved by CVM Deliberation 597 of September 15, 2009;
CPC 31 – Non-current Assets Held for Sale and Discontinued Operation, approved by CVM Deliberation 598 of September 15, 2009;
CPC 32 – Taxes on Income, approved by CVM Deliberation 599 of September 15, 2009;
CPC 33 – Benefits to Employees, approved by CVM Deliberation 600 of October 7, 2009;

2. Basis of preparation and presentation of quarterly information (Continued)

b) Effects of Law 11,638/07 and Law 11,638/07 adjustments (Continued)

The aforementioned pronouncements are applicable to the years ended as of December 2010 and to the 2009 financial statements reported for comparison purposes.

3. Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of financial statements of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events, presuppositions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability analysis of fixed and intangible assets; deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for contingencies; the fair value measurement of share-based compensation and of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The settlement of operations involving these estimates may result in amounts significantly different from those recorded in the quarterly information due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues have been stated at their gross amounts. i.e., they include taxes and discounts, stated as reducers of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized in income when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and probably the economic benefits will be generated to the benefit of the Company. Revenues are not recognized if their realization is considerably uncertain. Freights over sales are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

The recording of present value adjustment expense, incurring on installment sales, has as corresponding credit the item “trade accounts receivable” and its reversals are recorded in a separate item, called “reversal of present value adjustment from sale of goods”.

3. Summary of main accounting practices (Continued)

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of quarterly information of the parent company (individual) and consolidated. The quarterly information of each subsidiary included in the Company’s consolidation and those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet date. Gains and losses resulting from the restatement of these assets and liabilities verified between the exchange rate effective on the date of operation and closings of periods are recognized as financial revenues or expenses in income.

Pursuant to CPC 02, Sabara, a foreign subsidiary of Globex, since it is not typified as an independent entity, had its assets, liabilities and results incorporated into Globex’s quarterly information, as any other domestic branch, agency, office or facility.

c) Financial instruments

The financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value accrued of transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

(i) Financial assets

Financial assets are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in income when incurred under financial revenues or expenses.

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

• Investments held to maturity: non-derivative financial assets with fixed or determinate payments with scheduled maturities to which the Company has the intention and the capacity to hold them to maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. This method uses a discount rate that when applied over estimated future receivables during the expectation of financial instrument effectiveness, results in a net book value. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

(i) Financial assets (Continued)

• Loans (granted) and receivables: non-derivative financial assets with fixed or determinate payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

Main financial assets recognized by the Company are: cash and cash equivalents, financial investments, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments contracted or issued:

• Financial liabilities measured at fair value through income: these include financial liabilities generally traded before maturity, liabilities designated in the initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in income when incurred.

• Financial liabilities not measured by fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement and exchange variation, where applicable, are recognized in income when incurred.

Main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans, financing and debentures.

• Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet closing date, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.

These techniques include the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

(ii) Financial liabilities (Continued)

• Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature.

• fair value hedge: the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value of item purpose of hedge should be classified. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in the net income for the period.

Loans funding costs are mainly composed of intermediation commission and IOF “Tax on Financial Operations” and reported pursuant to CPC 08.

d) Cash and cash equivalents

These include cash, positive balances in checking account, marketable securities redeemable within 90 days of balance sheets dates, as per Company’s policy and with insignificant change in their market value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The opening of these marketable securities by counterparty is stated in Note 4.

e) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 10 (d)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (b) and Note 8).

Accounts receivable from commercial agreements result from bonuses and discounts from suppliers, which are established by agreements and mainly calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

3. Summary of main accounting practices (Continued)

f) Inventories

Inventories are basically stated at the average cost or market value, whichever is shorter, adjusted by provision for inventory bonuses for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value.

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

h) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11. The term of the agreement or assets useful life is utilized in leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

The Company defines procedures aiming at ensuring that assets are not recorded by a value higher than the one that can be recoverable for use or sale, pursuant to CPC 01 rules.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

Until December 31, 2009, the Company will analyze the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates, as well as it will follow up the publication of regulatory authorities’ announcements about useful life.

3. Summary of main accounting practices (Continued)

i) Leasing

Financial leasing agreements are recognized in property and equipment and liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, whichever is shorter, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income according to the duration of the agreement by the effective interest rate method.

Capitalized assets are depreciated by their useful life in the event of express intention of acquiring the asset at the end of the agreement, or, by the lower between the duration of the agreement and useful life of asset in cases where intention is not express. Operating leasing agreements are recognized as expense on a systematic basis which represents the period in which the benefit over leased asset is obtained, even if these payments do not occur on this basis.

j) Intangible assets

Goodwill generated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 it is not being amortized and should only be submitted to an annual test for impairment analysis.

Intangible assets with defined useful life are amortized according to their estimated economic useful life and when impairment signs are identified, these are submitted to impairment test. Intangible assets with indeterminate useful life are not amortized, but are submitted to annual test for impairment analysis.

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to evaluating events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for deterioration by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when the Company has a legal liability or it is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. Otherwise, these are stated as noncurrent.

3. Summary of main accounting practices (Continued)

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial revenue and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Income tax and social contribution are calculated and are classified as current and deferred, as follows:

Current – Income tax and social contribution in Brazil, when taxable income is elected, are calculated based on 25% taxable income (15% plus 10% surcharge on income exceeding R$240) and 9%, respectively. Brazilian tax laws in force allows to carry forward tax losses referring to past years with deferred taxable income, without limitation period, however, with a restricted use limited to 30% of the taxable income of each year.

Deferred – Deferred income tax and social contribution include the effects of recognizing tax losses, negative basis of social contribution and temporary differences, which are mainly composed of provisions usually related to the recording of contingencies that are not deductible from taxable income and calculation basis of social contribution at the time of recording, but only subsequently, on the date of its financial realization. When income tax and social contribution are calculated, all provisions recorded are recognized as temporary differences.

Deferred income and social contribution tax assets were recorded pursuant to CVM Ruling 371 of June 27, 2002 and take into account the expectation of generating future taxable income, based on a technical feasibility study approved by the Board of Directors.

n) Share-based payment

Main executives and managers of the Company receive share-based payment as part of their compensation to be settled with shares. Costs of these transactions are firstly recognized in income during the period over which services were received against a capital reserve and measured by their fair value, when the compensation programs are granted.

3. Summary of main accounting practices (Continued)

o) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value, and for short term, when the effect is considered relevant in relation to the quarterly information taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implied interest rates of respective assets and liabilities.

Thus, embedded interest rates on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them in conformity with the accrual basis of accounting. Subsequently, these interest rates are reallocated under financial revenues and expenses to income by utilizing the effective interest rate method in relation to the contractual cash flows.

Implied interest rates are determined based on assumptions and considered as accounting estimates.

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

q) Statements of cash flows and statements of added value

The statements of cash flows are prepared and are reported pursuant to CVM Deliberation 547 of August 13, 2008 which approved the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC). The statements of added value are prepared and reported pursuant to CVM Deliberation 557 of November 12, 2008 which approved the technical pronouncement CPC 09 – Statement of Added Value, issued by CPC.

r) Consolidated quarterly information

The consolidated quarterly information are prepared in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the quarterly information of the Company and its subsidiaries Novasoc Comercial Ltda., Sé Supermercados Ltda., Sendas Distribuidora S.A., PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa Participações S.A., Vedra Empreendimentos e Participações S.A., Bellamar Empreendimentos e Participações Ltda., Vancouver Empreendimentos e Participações Ltda., Mandala Empreendimentos e Participações S.A., Lake Niassa Empreendimentos e Participações Ltda., Nerano Empreendimentos e Participações Ltda., Globex Utilidades S.A., Globex Administração e Serviços Ltda., Ponto Frio Administração e Importação de Bens Ltda., Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda, Globex Administração de Consórcios Ltda., Pontocred Negócios de Varejo Ltda., PontoFrio.com Comércio Eletrônico S.A.

3. Summary of main accounting practices (Continued)

r) Consolidated quarterly information (Continued)

They also include the proportional consolidation of jointly-owned subsidiaries, Banco Investcred (jointly controlled with Banco Itaú Unibanco S.A.) and indirect jointly-owned subsidiary Ponto Frio Leasing S.A. Arrendamento Mercantil (subsidiary of Banco Investcred).

The indirect foreign subsidiary, Sabara S.A. (“Sabara”) exclusively makes financial investments.

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

	Interest of investors (%) – at September 30, 2009

				CBD	Sendas			Globex
Investees	CBD	Novasoc	Sé	Holland	Distrib.	Mandala	Nerano	Utilidades

Novasoc	10.00	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-
PAFIDC	9.30	0.73	0.36	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-		-
Barcelona	-	-	60.00	-	-	-	40.00	-
CBD Holland	100.00	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00		-	-	-
Xantocarpa	-	-	-	-	99.99	-	-	-
Vedra	100.00	-	-	-	-	-	-	-
Bellamar	100.00	-	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-
Mandala	100.00	-	-	-	-	-	-	-
Lake Niassa	99.99	-	-	-	-	-	-	-
Nerano	-	-	100.00	-	-	-	-	-
Globex Utilidades Domésticas S.A.	-	-	-	-	-	95.46	-	-
Banco Investcred	-	-	-	-	-	-	-	50.00
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	100.00
Rio Expresso Com. Atac. de eletro. Ltda.	-	-	-	-	-	-	-	100.00
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	100.00
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	100.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	45.00

	Interest of investors (%) – at June 30, 2009

				CBD	Sendas
Investees	CBD	Novasoc	Sé	Holland	Distrib.

Novasoc	10.00	-	-	-	-
Sé	93.10	6.90	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-
PAFIDC	9.16	0.71	0.36	-	-
P.A. Publicidade	99.99	-	-	-	-
Barcelona	-	-	60.00	-	-
CBD Holland	100.00	-	-	-	-
CBD Panamá	-	-	-	100.00	-
Xantocarpa	-	-	-	-	99.99
Vedra	100.00	-	-	-	-
Bellamar	100.00	-	-	-	-
Vancouver	100.00	-	-	-	-

3. Summary of main accounting practices (Continued)

r) Consolidated quarterly information (Continued)

Although the Company’s interest in Novasoc represents 10% of its quotas, Novasoc is included in the consolidated quarterly information as the Company effectively has control over a 99.98% beneficial interest in Novasoc, guaranteed by shareholders’ agreement who do not have effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment related to the investor company’s interest in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies are eliminated in the consolidated quarterly information.

Pursuant to CVM Ruling 408 of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s quarterly information, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of FIC are Itaú’s responsibility, CVM, through official memorandum CVM/SNC/006/09 authorized FIC to be included in the consolidated quarterly information of Itaú. Thus, the Company valued its investment in Miravalles by the equity accounting method.

The subsidiary Globex holds a 50% interest in Banco Investcred and shares management, as set forth in the Shareholders’ Agreement dated October 26, 2001. Therefore, as provided for by CVM Ruling 247 of March 27, 1996, consolidated financial statements were prepared proportionally to this investment.

The quarterly information of Miravalles, Globex and Investcred is reviewed by other independent auditors.

In relation to Miravalles, in the nine-month period ended September 30,2009, total investment and equity pick-up of this investee accounted for 1.1% and 2.5%, respectively, in relation to total assets and net income reported in the Company’s consolidated financial statements (1.0% and 2.9% at June 30,2009, respectively).

In relation to Globex, in the quarter ended September 30, 2009, total assets and losses of this investee, accounted for 12.3% and 23.8% respectively, in relation to the Company’s consolidated financial statements.

4. Marketable Securities

The marketable securities at September 30, 2009 and June 30, 2009 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d).

	Parent Company			Consolidated

	CDI*	9.30.2009	6.30.2009	CDI*	9.30.2009	6.30.2009

Current
Financial investments
Banco do Brasil	100.5%	525,281	400,468	100.4%	667,887	402,468
Itaú	100.3%	453,902	223,779	100.3%	495,265	374,866
Bradesco	101.8%	334,387	348,354	101.8%	355,684	375,488
ABN AMRO	102.8%	256,633	208,402	102.7%	275,708	210,972
Santander	101.0%	112,879	176,095	101.0%	112,879	-
Unibanco	104.1%	4,381	12,610	104.1%	6,281	12,610
Votorantim	103.1%	3	3	103.1%	8,873	3
Other	98.7%	3,119	2,850	82.2%	11,516	182,111

		1,690,585	1,372,561		1,934,093	1,558,518

PAFIDC (Note 8)		104,411	100,298		-	-
Banco Banrisul		-	-		146	-
Banco Safra		-	-		2,546	-

Total current		1,794,996	1,472,859		1,936,785	1,558,518

Overall total		1,794,996	1,472,859		1,936,785	1,558,518

(*) Weighted average rate

5. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Current
Resulting from sales through:
Credit card companies	204,897	192,171	1,223,047	321,851
Accounts receivable discounts	-	-	(547,343)	-
Sales vouchers and others	64,740	70,995	81,321	80,766
Credit sales with post-dated checks	2,882	3,478	8,169	9,631
Consumer financing – direct credit	-	-	427,721	-
Trade bills receivable from wholesale customers	-	-	53,219	-
Own credit card – interest free installment	-	-	57,088	-
Accounts receivables from subsidiaries	127,576	117,979	-	-
Allowance for doubtful accounts	(6,755)	(6,601)	(174,861)	(10,477)
Present value adjustment			(25,453)	-
Resulting from commercial agreements	304,233	190,555	365,805	244,587

	697,573	568,577	1,468,713	646,358

Accounts receivable - PAFIDC	-	-	1,010,901	1,039,606

			1,010,901	1,039,606

Total current	697,573	568,577	2,479,614	1,685,964

Non-current
Accounts receivable – Paes Mendonça	-	-	375,796	371,024
Other accounts receivable	11,015	11,008	11,015	11,007

Total non-current	11,015	11,008	386,811	382,031

5. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments.

The balance of subsidiaries accounts receivable refers to the Company’s sale of goods, made at cost, for the supply of its stores.

Through its subsidiary Globex, the Company cashes credit card receivables with banks or credit card management companies, aiming at injecting working capital deriving from eventual cash outflow. In this operation, Globex delivers receivables as guarantee for the funding and receivables risk is still assumed by subsidiary Globex. The discount average rate practiced with banks in discount operations is 114.35% of CDI.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$2,178 thousand for the quarter ended on September 30, 2009 (R$2,227 thousand at June 30, 2009), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables in the quarter amounted to R$21,702 (R$32,325 at September 30, 2008), recognized as financial expenses in income for the quarters ended at September 30, 2009 and 2008, respectively.

As mentioned in Note 20, accumulated securitization costs up to September 30, 2009 amounted to R$82,820 (R$95,217 at September 30, 2008). Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at September 30, 2009 and June 30, 2009 were R$1,010,901 and R$1,039,606, respectively, net of allowance for losses.

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 10 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

5. Trade Accounts Receivable (Continued)

e) Consumer financing

Accounts receivable from customer financing or consumer direct credit refer to the accounts receivable from Banco Investcred Unibanco S.A. in its financing activity for Globex’s customers.

f) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company	Consolidated

Balances at December 31, 2008	(5,157)	(10,519)
Additions from Globex acquisition		(163,713)
Additions	(22,432)	(51,216)
Write-offs	20,834	50,587

Balances at September 30, 2009	(6,755)	(174,861)

	Parent Company	Consolidated

Balances at June 30, 2009	(6,601)	(10,477)
Additions from Globex acquisition	-	(163,713)
Additions	(9,039)	(19,264)
Write-offs	8,885	18,593

Balances at September 30, 2009	(6,755)	174,861

6. Inventories

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Stores	886,164	876,900	1,667,659	1,318,876
Warehouses	595,717	374,685	907,278	422,366
Provisions on inventories	(64,571)	(62,712)	(117,117)	(84,246)
Present value adjustment on inventories	-	-	(14,180)	-

	1,417,310	1,188,873	2,443,640	1,656,996

Provisions on inventories in the Parent Company mainly refer to provisions on unrealized bonuses in inventories, amounting to R$61,498 (R$59,759 at June 30, 2009). In the consolidated, provisions on inventories are mainly comprised of provisions on unrealized bonuses in inventories, amounting to R$76,981 (R$75,250 at June 30, 2009), in addition to provisions for losses and breakage in Globex, amounting to R$32,419.

Inventories present value adjustment refers to the corresponding entry of suppliers present value of subsidiary Globex.

7. Recoverable taxes

The balances of taxes recoverable refer basically to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Current
Taxes on sales	104,987	195,129	171,960	297,630
Income tax and others	110,016	125,807	154,856	140,167
Present value adjustments	(202)	(202)	(202)	(202)

	214,801	320,734	326,614	437,595

Non-current
Taxes on sales	37,106	73,262	103,925	86,108
ICMS and others	9,843	54,442	12,274	56,696
Present value adjustments	(2,037)	(1,440)	(2,676)	(1,856)

	44,912	126,264	113,523	140,948

Total recoverable taxes	259,713	446,998	440,137	578,543

Income tax and Other – During the quarter ended September 30, 2009, the Company obtained a formal answer from the Internal Revenue Service partially ratifying Finsocial credits released in the past. Concerning the non-ratified amount (R$68,275), the Company has written it off.

Taxes on sales – The São Paulo state government has been submitted new segments to the ICMS taxation system by tax replacement (early tax withholding and exempted from other chain links). Then, various segments were gradually incorporated by this system, mainly in 2009, such as medicine, beverage, toiletry, perfumery, pulp and paper, cleaning products, bikes, hardware, mattress, electric devices, home appliances and toys. As a result, currently approximately 80% of products sold by the Company are covered by this new system.

The tax replacement becomes a cost, which previously was credited by the Company in the acquisition of its products, thus reducing the generation of ICMS debts in its sales.

Taking into account that the Company does not have any prospect of utilizing these credits, the Management decided to write off the amount of R$152,207 in the parent company and R$255,146 in the consolidated (see Note 21) on a conservative basis.

8. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks. This fund is estimated to be effective until May 26, 2010.

The capital structure of the fund, at September 30, 2009, is composed of 10,256 senior quotas, held by third parties in the amount of R$1,005,742, which represent 89.61% of the fund’s equity (89.77% at June 30, 2009) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$116,628, which represent 10.39% of the fund’s equity (10.23% at June 30, 2009).

8. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC are summarized as follows:

	9.30.2009	6.30.2009

Assets
Cash and cash equivalents	118,255	73,773
Accounts receivable	1,010,901	1,039,606
Other amounts	18,759	3,922

Total assets	1,147,915	1,117,301

Liabilities
Accounts payable	25,545	22,085
Shareholders’ equity	1,122,370	1,095,216

Total liabilities	1,147,915	1,117,301

The subordinated quotas were attributed to the Company and are recorded in the current assets as participation in the securitization fund, the balance of which at September 30, 2009 was R$104,411 (R$100,298 at June 30, 2009).

The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The compensation of senior quotas is shown below:

		9.30.2009		6.30.2009

Quotaholders	Amount	CDI Rate	Redeemable balance	CDI Rate	Redeemable balance

Senior A	5,826	105%	679,938	105%	664,687
Senior B	4,300	105%	162,984	105%	159,328
Senior C	130	105%	162,820	105%	159,168

			1,005,742		983,183

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

9. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at regular market prices, terms and conditions.

a) Sales and Purchases of Goods

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Customers:
Novasoc Comercial	26,489	25,054	-	-
Sé Supermercados	68,609	60,692	-	-
Sendas Distribuidora	28,387	32,233	-	-
Barcelona	4,091	-	-	-

Total assets	127,576	117,979	-	-

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Suppliers:
Novasoc Comercial	929	827	-	-
Sé Supermercados	2,967	2,553	-	-
Sendas Distribuidora	4,577	4,491	-	-
Barcelona	262	-	-	-
Xantocarpa	170	-	-	-
Grupo Assai	-	-	-	7,890

Total liabilities	8,905	7,871	-	7,890

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	Parent Company		Consolidated

	9.30.2009	9.30.2008	9.30.2009	9.30.2008

Sales:
Novasoc Comercial	195,757	167,124	-	-
Sé Supermercados	527,292	467,959	-	-
Sendas Distribuidora	168,207	163,847	-	-
Barcelona	7,891	-	-	-

	899,147	798,930	-	-

Purchases:
Novasoc Comercial	1,768	4,380	-	-
Sé Supermercados	9,248	10,110	-	-
Sendas Distribuidora	14,004	12,699	-	-

	25,020	27,189	-	-

9. Balances and Transactions with Related Parties (Continued)

b) Other operations

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Assets
Novasoc Comercial	5,992	818	-	-
Sé Supermercados	206,490	198,416	-	-
Casino	781	1,023	781	1,023
FIC	10,744	23,492	11,575	26,165
Pão de Açúcar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	218,725	296,988	-	-
Xantocarpa	1,050	1,050	-	-
PAFIDC	15,711	-	-	-
Barcelona	8,600	6,231	-	-
Vedra	20	-	-	-
Globex	3,430	-	-	-
Banco Investcred Unibanco S.A.	-	-	3,118	-
Other intercompany balances –
Globex	-	-	459	-
Other	20,003	17,996	28,210	25,648

	510,541	565,009	263,138	271,831

Advance for future capital increase	299,952	-	-	-

	810,493	565,009	263,138	271,831

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Liabilities
Fundo Península	9,819	9,819	10,111	10,111
Grupo Assai	-	-	-	1,195
Banco Investcred Unibanco S.A.	-	-	2,665	-
Other	4,526	4,327	1,792	2,343

	14,345	14,146	14,568	13,649

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Income
Novasoc Comercial	5,194	5,202	-	-
Sé Supermercados	12,897	10,126	-	-
Sendas Distribuidora	29,040	35,621	-	-
Casino	(4,714)	(3,803)	(4,714)	(3,803)
Fundo Península	(93,835)	(86,486)	(97,183)	(89,524)
Grupo Diniz	(9,167)	(8,418)	(9,923)	(9,103)
Sendas S.A.	-	-	(9,003)	(22,884)
Grupo Assai	-	-	(2,026)	(1,800)
Galeazzi e Associados	(3,926)	-	(4,616)	(11,205)
Banco Investcred Unibanco S.A.			1,642
Globex Adm de Consórcio Ltda	-	-	41	-
Other	(9,832)	(10,959)	(9,832)	(10,959)

	(74,343)	(58,717)	(135,614)	(149,278)

9. Balances and Transactions with Related Parties (Continued)

b) Other operations (Continued)

Novasoc, Sé Supermercados and Sendas Distribuidora: amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

Casino: 1) Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2.7 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held at August 16, 2005.

At September 30, 2009, the amount of R$781 receivable is represented by R$1,136 payable related to the Technical Assistance Agreement and R$355 receivable from French expatriate employees expenses.

Península Fund: 60 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Group: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase operations with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai shareholders to Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD). At June 8, 2009, Globex started to integrate GPA. “Work Groups” were created to seek synergy gains and identify processes that may be integrated between two companies. Galeazzi Associados advisory services were contracted to potentialize this work.

Banco Investcred: The result with Banco Investcred mainly represents: (i) refund of expenses deriving from the infrastructure agreement, mainly, usual costs and expenses at the proportion of their respective utilization, among them: expenses related to cashiers payroll, commissions on the sale of financial products (ii) financial expenses related to receivables discount (named “financial rebate”) and (iii) revenues from property rental.

10. Investments

a) Information on investments at September 30, 2009 and June 30, 2009

	Quarter ended 9.30.2009

	Shares/ quotas held	Interest in capital stock - %	Capital stock	Shareholders’ equity (capital deficiency)	Net income/ loss for the period

Novasoc	1,000	10.00	10	(19,984)	(15,342)
Sé	1,444,656,368	100.00	1,444,656	1,578,322	6,802
Sendas Distribuidora	607,083,796	57.43	835,677	25,090	64,808
Miravalles	144,715	50.00	252,609	277,109	4,073
PA Publicidade	99,999	99.99	100	1,922	(20)
Barcelona	15,010,000	60.00	23,405	127,025	6,951
CBD Panamá	1,500	100.00	4	1,202	610
CBD Holland B.V.	180	100.00	0	218	-
Xantocarpa	799	99.99	1	(10,846)	(2,504)
Vedra	9,000	100.00	10	10	(6)
Bellamar	9,990	100.00	10	10	-
Vancouver	9,990	100.00	10	10	-
Mandala	373,445,536	100.00	373,437	337,744	(35,693)
Nerano	9,990	100.00	10	200	190
Globex	118,184,631	95.46	671,033	346,231	(40,713)

	Quarter ended 6.30.2009

	Shares/ quotas held	Interest in capital stock - %	Capital stock	Shareholders’ equity (capital deficiency)	Net income/ loss for the period

Novasoc	1,000	10.00	10	(4,642)	3,943
Sé	1,444,656,368	100.00	1,444,656	1,571,520	11,743
Sendas Distribuidora	607,083,796	57.43	835,677	(39,718)	(19,144)
Miravalles	144,715	50.00	252,609	270,879	6,766
Pa Publicidade	99,999	99.99	100	1,943	170
Barcelona	9,006,000	60.00	15,010	139,043	11,449
CBD Panamá	1,500	100.00	4	591	216
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(8,342)	(3,819)
Vedra	9,000	100.00	10	(9)	(19)
Bellamar	9,990	100.00	10	10	-
Vancouver	9,990	100.00	10	10	-

b) Breakdown of investments

	Parent Company						Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Other	Total	Total

Balances at March 31, 2009	-	1,452,152	1,772	26,663	686	1,481,273	117,823
Write-offs/other					(87)	(87)
Additions					30	30	15,623
Equity accounting	3,942	10,933	171	(2,845)	283	12,484	3,382
Transfer to capital deficiency	(3,942)					(3,942)

Balances at June 30, 2009	-	1,463,085	1,943	23,818	912	1,489,758	136,828

10. Investments (Continued)

b) Breakdown of investments (Continued)

	Parent Company							Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Mandala	Other	Total	Total

Balances at June 30, 2009	-	1,463,085	1,943	23,818	-	912	1,489,758	138,945
Additions	-	-	-	-	373,437	130	373,567	655
Exchange variation	-	-	-	-	-	(145)	(145)
Equity accounting	(15,342)	6,333	(21)	9,630	(35,692)	749	(34,343)	1,588
Transfer to capital deficiency	15,342	-	-	-	-	-	15,342	-

Balances at September 30,
2009	-	1,469,418	1,922	33,448	337,745	1,646	1,844,179	141,188

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$3,315 in the period ended September 30, 2009 (R$2,495 at September 30, 2008), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At September 30, 2009, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$19,984 (R$4,642 at June 30, 2009), under “Provision for investment losses” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) Sendas Distribuidora – It holds direct interest in Xantocarpa corresponding to a 99.9% of the capital stock. Xantocarpa also operates cash and carry operations in the State of Rio de Janeiro with Assai brand.

At September 30, 2009, the subsidiary Xantocarpa recorded capital deficiency and in this period, Sendas Distribuidora recorded the amount of R$10,846 (R$ 8,342 at June 30, 2009), under "Provision for investment losses ", in recognition of its obligation with creditors.

(iv) Barcelona – At November 1, 2007, GPA, by means of its subsidiary Sé, acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out in the wholesale market of the food industry by the amount of R$208,504 originating a goodwill of R$206,068.

At July 8, 2009, the Company by means of its indirect subsidiary Nerano Empreendimentos e Participações Ltda., acquired the remaining 40% interest in Barcelona. As of this date, Sé Supermercados holds 100% interest in Barcelona’s capital.

10. Investments (Continued)

b) Breakdown of investments (Continued)

For the acquisition of the interest mentioned above, the Company assumed the obligation to pay R$175,000, should few additional conditions agreed upon the parties be materialized, the Company will pay the additional amount of R$25,000. The aforementioned amounts will be adjusted by CDI variation from the execution date of the share purchase and sale agreement until the date of their effective payment which will take place in up to 18 months.

(v) Globex – The shareholders’ general meeting held on July 6, 2009 approved the acquisition, as per the Share Purchase Agreement entered into on June 7, 2009, subject-matter of the Material Fact published on June 8, 2009 by Mandala, Company’s subsidiary of 86,962,965 common shares, representing 70.2421% of total and voting capital stock of Globex at the price of R$9.4813 per share, in the total amount of R$824,521, R$373,436 paid in cash and R$451,085 paid in shares.

The acceptance of share-based payment ensured to Globex’s original shareholders an additional credit corresponding to 10% of the share portion received from purchase price, which will be exclusively used to pay up Class B Preferred Shares.

Also at July 6, 2009, Company’s capital stock increase in the amount of R$664,361, by means of exclusive issue of Class B preferred shares, in the amount of 16,609,046 Class B preferred shares, at the issue price of R$40.00 per share.

Class B Preferred Shares held by Globex’s former shareholders will be converted into Class A Preferred Shares according to the following schedule:

a. 32% were converted as of the ratification date, at the Company’s Extraordinary General Meeting held at July 6, 2009;

b. 28% will be converted at January 7, 2010;

c. 20% will be converted at July 7, 2010; and

d. 20% will be converted at January 7, 2011.

CBD also contractually ensures that conversions will occur at the price of R$40.00 per share adjusted by CDI. Should quote of the last 15 trading sessions prior to the conversion be less than R$40.00 per share adjusted by CDI, CBD will pay this difference in cash to the holders of Class B shares.

The Company did not calculate and recorded the options fair value, since it is out of scope of CPC 14, as mentioned in Paragraph 2 (d) of said pronouncement.

As a result of the aforementioned criterion, in the first conversion of Class B Preferred Shares into Class A Preferred Shares, the Company paid approximately an additional R$5,669 million to the Class B preferred shareholders.

10. Investments (Continued)

b) Breakdown of investments (Continued)

The Company also carried out a public tender offer of shares issued by Globex held by other shareholders rather than the controlling shareholders.

The term for minority shareholders adhering to the Share Purchase Agreement expired at August 21, 2009. The amount of 31,221,666 shares was verified (R$236,816) of Globex deriving from these minority shareholders, observing the same proportions and cash payment and controlling shareholders’ shares rules. As a result, Mandala consolidated Globex’s equity interest of 95.46% .

Globex’s total purchase price was R$1,125,072 of which R$486,362 were paid in cash and R$638,710 with GPA shares. We verified a goodwill of R$ 758,866, calculated by means of net assets of June 30, 2009, as shown below:

In addition, we included the balance sheet of September 30, 2009 including the balances consolidated with Globex, aiming at facilitating the comparison with other Notes.

	9.30.2009	6.30.2009		9.30.2009	6.30.2009

Total current assets	1,540,111	1,462,130	Total current liabilities	1,439,776	1,315,486
Total non-current assets	546,692	532,637	Total non-current liabilities	300,796	295,661
			Total shareholders’ equity	346,231	383,620

			Total Liabilities +
Total assets	2,086,803	1,994,767	Shareholders’ Equity	2,086,803	1,994,767

c) Investment agreement – Company and Sendas

At January 5, 2007, Sendas S.A exercised the put option held on its 42.57% interest in Sendas Distribuidora, according to the clause 6.9.1 of the shareholders’ agreement of Sendas Distribuidora. Parties have not reached an agreement yet on the terms of effective put option or the condition of payment and related amounts.

d) Investment agreement – the Company and Itaú

Miravalles, set up in July 2004, which owns the exploitation rights of the Company’s financial activities, with capital subscribed and paid-up by the Company and Itaú at the ratio of 50% creates Financeira Itaú S.A. (“FIC”), a company which operates in structuring and commercialization of financial products exclusively to GPA’s customers.

The agreement initially executed upon “FIC” organization was amended on December 22, 2005, modifying the terms related to the compliance with performance targets, firstly established between the Company, Itaú and FIC, without any connection between the fulfillment of targets and the overdraft account; fines were established for the non-compliance with said targets.

10. Investments (Continued)

d) Investment agreement – the Company and Itaú (Continued)

At August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) completed negotiation regarding FIC under the following conditions: (a) the Company and Itaú Unibanco decided to amend FIC partnership agreement, so that to remove Itaú Unibanco’s exclusiveness obligation; (b) the Company and Itaú Unibanco extended to another 5 years the exclusiveness term granted by CBD to FIC related to the exploration of rights under the terms of FIC partnership, which shall be effective up to August 28, 2029, and (c) the partnership includes all brands and formats of stores operated or owned by CBD, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet).

The operational management of FIC is under the responsibility of Itaú.

e) Agreement between Globex and Itaú Unibanco

The subsidiary Globex holds 50% equity interest in Banco Investcred and shared management, as set forth in the Shareholders’ Agreement dated October 26, 2001. Thus, as provided for by CVM Ruling 247 of March 27, 1996, consolidated financial statements were prepared proportionally to this investment, due to the shared management between Globex and Banco Itaú Unibanco.

GPA is negotiating with Banco Itaú Unibanco aiming at centralizing managements of the subsidiaries FIC and Investcred and expects to conclude them by the end of 2009.

11. Property and Equipment

			Parent Company

	Annual depreciation rates%		9.30.2009			6.30.2009

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	817,079	-	817,079	808,408
Buildings	3.33	3.33	2,322,309	(557,795)	1,764,514	1,777,017
Improvements	(*)	6.67	1,550,276	(709,834)	840,442	826,585
Equipment	10.0 to 33.0	12.73	930,211	(642,331)	287,881	291,415
Installations	20.0 to 25.0	20.0	398,246	(325,338)	72,908	75,238
Furniture and
fixtures	10.0	10.0	361,169	(235,863)	125,306	130,623
Vehicles	20.0	20.0	20,177	(8,857)	11,320	11,774
Construction in
progress	-	-	137,193	-	137,193	39,139
Other	10.0	10.0	61,098	(492)	60,606	86,202

			6,597,758	(2,480,510)	4,117,248	4,046,401

Leasing

Hardware	10.0	10.0	51,774	(485)	51,289	37,171
Buildings	5.0 to 20.0	5.0 to 20.0	34,317	(9,759)	24,558	25,010

Total			86,091	(10,244)	75,847	62,181

Total			6,683,849	(2,490,754)	4,193,095	4,108,582

Average quarterly/ annual depreciation rate - %					3.44	5.33

(*) Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

11. Property and Equipment (Continued)

			Consolidated

	Annual depreciation rates%		9.30.2009			6.30.2009

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	873,858	-	873,858	850,084
Buildings	3.33	3.33	2,466,189	(612,163)	1,854,026	1,847,786
Improvements	(*)	6.7	2,359,953	(1,163,208)	1,196,745	1,142,912
Equipment	10.0 to 33.0	12.7	1,325,858	(891,123)	434,735	409,952
Installations	20.0 to 25.0	20.0	567,133	(435,951)	131,182	104,078
Furniture and fixtures	10.0	10.0	558,391	(346,361)	212,030	192,482
Vehicles	20.0	20.0	26,669	(11,623)	15,046	13,428
Construction in progress	-	-	192,245	-	192,245	63,339
Other	10.0	10.0	64,871	(1,277)	63,594	86,648

			8,435,167	(3,461,706)	4,973,461	4,710,709

Leasing

Machinery and equipment	10.0 to 33.0	10.0	30,226	(1,584)	28,642	16,405
Hardware	10.0	10.0	55,032	(1,298)	53,734	38,892
Installations	20.0 to 25.0	10.0	16,548	(3,283)	13,265	13,737
Furniture and fixtures	10.0	10.0	8,559	(1,278)	7,281	4,571
Vehicles	20.0	20.0	2,741	(1,327)	1,414	1,551
Buildings	5.0 to 20.0	5.0 to 20.0	43,273	(12,522)	30,751	31,319

Total			156,379	(21,292)	135,087	106,475

Total			8,591,546	(3,482,998)	5,108,548	4,817,184

Average quarterly/ annual depreciation rate - %					3.66	5.72

(*) Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	Period ended in		Period ended in

	2009	2008	2009	2008

Additions (i)	47,585	91,341	69,615	112,340
Financial leasing	3,882	4,150	6,799	5,206
Capitalized interest (ii)	2,360	5,905	2,938	6,206

Total at March 31	53,827	101,396	79,352	123,752

Additions (i)	69,037	82,654	98,787	96,611
Financial leasing	-	-	12,183	-
Capitalized interest (ii)	2,279	8,178	2,878	8,566

Total at June 30	71,316	90,832	113,848	105,177

Additions (i)	155,306	87,833	193,778	98,659
Financial leasing	1,553	-	18,460	-
Capitalized interest (ii)	2,099	8,061	2,699	8,382

Total at September 30	158,958	95,894	214,937	107,041

Total up to September 30	284,101	288,122	408,137	335,970

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

12. Intangible Assets

	Parent
	Company	Consolidated

			Balance
			deriving
	Balance at	Balance at	from			Write-		Balance at
	9/30/2009	6/30/2009	Globex	Additions	Transfer	off	Amortization	9/30/2009

Software (20% p.a.)	112,114	125,049	34,222	6,205	256	(411)	(15,931)	149,390
Goodwill	307,344	579,490	-	931,048	-	-	-	1,510,538

Total	419,458	704,539	34,222	937,253	256	(411)	(15,931)	1,659,928

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and were amortized until December 31, 2008 over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

Goodwill balances have been no longer amortized on an accounting basis since January 1, 2009.

The recoverability test of the Company’s intangible assets carried out at December 31, 2008 did not require the recognition of losses, since the estimated usage value exceeds its net book value on the valuation date.

The additional goodwill of R$931,408 during the quarter ended September 30, 2009 refers to R$758,847 related to Globex’s acquisition (Note 10.b.v) and R$172,201 generated in the acquisition of remaining 40% of Barcelona (Note 10.b.iv).

At September 30, 2009, the Company’s Management did not identify material changes in assumptions and data used in the assessment made in the previous quarter-end.

13. Loans and financing

i) Breakdown of debt

		Parent Company		Consolidated

	Note	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Debentures	13d	5,445	27,242	5,445	27,242
Swap agreements	13a	615	448	615	448
Funding cost		(1,514)	(2,483)	(1,514)	(2,483)

		4,546	25,207	4,546	25,207

Domestic currency
BNDES	13b	48,092	63,100	88,466	63,100
Working capital	13a	408,303	400,130	476,076	451,726
PAFIDC quotas	8	-	-	1,005,742	983,183
Financial leasing	23b	25,481	32,833	43,445	46,004
Interbank	13e	-	*	194,347	-
Funding cost		(1,142)	(1,980)	(1,362)	(3,556)

		480,734	494,083	1,806,714	1,540,457

Foreign currency
BNDES	13e	2,696	5,112	2,696	5,112
Working capital	13a	106,727	164,384	263,928	334,369
Swap agreement	13a	6,580	(8,769)	132,931	98,802
Funding cost		(181)	(183)	(529)	(566)

		115,822	160,544	399,026	437,717

Total current		601,102	679,834	2,210,286	2,003,381

		Parent Company		Consolidated

	Note	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Debentures
Swap agreements	13d	985,781	980,549	985,781	980,549
Funding cost		(1,597)	(1,006)	(1,597)	(1,006)

		984,184	979,543	984,184	979,543

Domestic currency
BNDES
Working capital	13b	81,626	91,044	118,162	91,044
Financial leasing	9	-	-	20,552	-
Funding cost	23b	51,725	49,389	84,578	73,855
		(125)	(144)	(125)	(144)

		133,226	140,289	223,167	164,755

Foreign currency
Working capital	13b	-	-	-	-
Swap agreement	13a	371,690	391,491	520,702	549,630
Funding cost	13a	8,837	(13,881)	8,401	(26,553)
		(121)	(167)	(421)	(526)

		380,406	377,443	528,682	522,551

Total non-current		1,497,816	1,497,275	1,736,033	1,666,849

13. Loans and financing (Continued)

ii) Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	767,675	799,898
from 25 to 36 months	426,774	597,245
from 36 to 48 months	271,294	290,039
from 49 to 60 months	3,016	11,321
over 60 months	30,900	39,673

Subtotal	1,499,659	1,738,176

Funding cost	(1,843)	(2,143)

Total	1,497,816	1,736,033

a) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

		Parent Company			Consolidated

		Rate*	9.30.2009	6.30.2009	Rate*	9.30.2009	6.30.2009

Debt
Domestic currency
Unibanco	CDI		-		100.0%	7	-
Banco do Brasil	CDI	93.6%	408,303	400,130	95.2%	461,165	451,726
Itaú	CDI		-		1.5%	185	-
Bradesco	CDI		-		1.5%	5,638	-
IBM					0.8%	27,218	-
Alfa	CDI		-		1.5%	2,415	-

			408,303	400,130		496,628	451,726

Foreign currency
ABN AMRO	YEN		124,564	127,106	5.54%	392,841	414,166
Santander	USD		353,853	428,769	6.18%	391,789	469,833

			478,417	555,875		784,630	883,999

Swap
agreements
ABN AMRO	CDI		-	-	104.2%	97,880	71,326
Santander	CDI		11,856	(28,453)	103.2%	11,856	(4,880)
Votorantim	CDI		758	1,235	100.0%	28,791	1,235
Pactual	CDI		2,803	4,568	100.0%	2,805	4,568

			15,417	(22,650)		141,332	72,249

Overall total			902,137	933,355		1,422,590	1,407,974

* Weighted average rate

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swaps operations.

CDI annual benchmark rate at September 30, 2009 stood at 11.20% (12.32% at June 30, 2009).

13. Loans and financing (Continued)

b) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the nine-month period ended at September 30, 2009 R$157 were added to the principal (R$156 at June 30, 2009).

In subsidiary Globex, all the agreements and loans taken out with financial institutions (BNDES, Banco IBM and Unibanco) contain debt covenants providing that these institutions may declare the early maturity in the event of change in beneficiary’s control. All the financial institutions already officially declared that they will not exercise these covenants.

				Parent Company		Consolidated
Annual financial charges	Grace period	No. of Monthly installments	Maturity	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Currency basket + 4.125%	14	60	Jan/2010	2,696	5,112	2,696	5,112
TJLP + 4.125%	12	60	Nov/2009	9,414	23,536	9,414	23,536
TLJP+ 1.0%	12	60	Nov/2009	569	1,421	569	1,421
TLJP+ 3.2%	6	60	Nov/2009	104,622	112,880	104,622	112,880
TLJP+ 2.7%	6	60	Nov/2009	15,113	16,307	15,113	16,307
TLJP+ 4.5%	5	24	Oct/2009	-	-	200	-
TLJP+ 4.5%	5	24	Nov/2009	-	-	400	-
TLJP+ 4.5%	4	24	Dec/2009	-	-	2,104	-
TLJP+ 4.5%	4	24	Feb/2010	-	-	4,621	-
TLJP+ 4.5%	4	24	Jun/2010	-	-	5,549	-
TLJP+ 4.5%	6	24	Dec/2010	-	-	2,125	-
TLJP+ 4.5%	5	24	Jan/2011	-	-	4,944	-
TLJP+ 2.3%	3	48	Nov/2011	-	-	1,605	-
TLJP+ 2.3%	9	48	Nov/2011	-	-	2,242	-
TLJP+ 2.3%	5	48	May/2012	-	-	2,800	-
TLJP+ 2.3%	11	48	Jun/2013	-	-	10,317	-
TLJP+ 2.8%	7	48	Nov/2011	-	-	10,718	-
TLJP+ 2.8%	6	48	May/2012	-	-	29,285	-

				132,414	159,256	209,324	159,256

13. Loans and financing (Continued)

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified its PAFIDC quotas, given their characteristics into the item “Loans and financing” (Note 8).

d) Debentures

(i) Breakdown of outstanding debentures

		Outstanding	Annual financial
	Type	securities	charges	Unit price	9.30.2009	6.30.2009

6th issuance - 1st series	No preference	54,000	CDI + 0.5%	10,070	543,771	558,868
6th issuance - 2nd series	No preference	23,965	CDI + 0.5%	10,070	241,324	248,024
6th issuance -1st and 2nd series	Interest swap		104.96% of CDI		615	448

7th issuance	No preference	200,000	119% of CDI	1,030,653	206,131	200,899

Funding Cost					(3,111)	(3,489)

Parent Company/Consolidated – short and long-term					988.730	1.004.750

Non-current liabilities					984,184	979,543

Current liabilities					4,546	25,207

(ii) Debenture operation

	Number of
	debentures	Value

At March 31, 2009	77,965	785,063

Paid interest and swap	-
Interest net of payment and swap	-	19.687
7th issuance of debentures	200,000	200,000

At June 30, 2009	277,965	1,004,750

Paid interest and swap
Interest net of payment and swap		(16.020)

At September 30, 2009	277,965	988,730

(iii) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures.The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013.

13. Loans and financing (Continued)

d) Debentures (Continued)

(iii) Additional information (Continued)

The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a net debt/EBITDA ratio (Note 25), lower or equal to 3.25.

Seventh issue – at June 15, 2009, shareholders approved the issue and the restrict offering of 200 non-convertible debentures, in the total amount of R$200,000. Debentures will be entitled to 119% CDI remuneration, payable on the maturity date at June 5, 2011 and not subject to early redemption.

The Company complies with debt covenants provided for in the seventh issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivables) lower than the balance of shareholders’ equity; (ii) maintenance of a net debt/EBITDA ratio (Note 25) lower or equal to 3.25.

In addition, there are debt covenants related to funds raised by means of restricted offer to be exclusively used by the issuer to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives within a term not exceeding 5 months as of the issue date to be sold at the issuer’s establishments.

e) Interbank

This refers to interbank deposits raised by Banco Investcred, with short and long-term maturities, monetarily restated in domestic currency, based on the variation of the Interbank Deposit Certificates (CDI), without guarantees.

14. Financial instruments

GPA maintains financial instruments operations with a view to contributing with its capacity of investments in order to sustain its growth strategy. Operations with derivatives have exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain the balanced capital structure.

Parent company’s financial instruments and consolidated have been reported pursuant to CVM Deliberation 566 of December 17, 2008, which approved the Technical Pronouncement CPC 14 and CVM Ruling 475 of December 17, 2008.

Main financial instruments and their amounts recorded in the quarterly information by category are as follows:

14. Financial instruments (Continued)

	Parent Company

	Book Value		Fair Value

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Cash and cash equivalents	1,828,671	1,532,842	1,828,671	1,532,842
Accounts receivable and PAFIDC	708,588	579,585	708,588	579,585
Related parties	496,196	550,863	496,496	550,863
Suppliers	(1,753,555)	(1,523,592)	(1,753,555)	(1,523,592)
Loans and Financing (*)	(1,110,188)	(1,172,359)	(1,111,183)	(1,173,113)
Debentures	(988,730)	(1,004,750)	(998,187)	(980,059)

Net exposure	(819,018)	(1,037,411)	(829,470)	(1,013,474)

	Consolidated

	Book Value		Fair Value

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Cash and cash equivalents	2,153,703	1,725,344	2,153,703	1,725,344
Accounts receivable and PAFIDC	2,866,425	2,067,995	2,866,425	2,067,995
Related parties	244,993	258,182	244,993	258,182
Suppliers	(3,062,555)	(1,971,236)	(3,062,555)	(1,971,236)
Loans and Financing (*)	(2,957,589)	(2,665,480)	(2,958,487)	(2,666,083)
Debentures	(988,730)	(1,004,750)	(998,187)	(980,059)

Net exposure	(1,743,753)	(1,589,945)	(1,754,108)	(1,565,857)

(*) Loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and itssubsidiaries

(i) Credit risk

  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently restated (Note 4).

  Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, nearly 0.31% of sales in the quarter ended September 30, 2009 (0.65% of sales at September 30, 2008).

  Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries are subject to market risks increase, due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and itssubsidiaries (Continued)

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans, therefore, the Company and its subsidiaries contract derivative financial operations so that to be hedged against exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

(iv) Derivative financial instruments

The Company designates part of swap agreements as fair value hedge of a portion of foreign currency-denominated debts (U.S. dollar and Japanese yen) to domestic interest rates (CDI). These agreements amounted to a benchmark value of R$702,247, at September 30, 2009 (R$741,703 at June 30, 2009). The contracting of these instruments is made within same terms of financing agreement and preferably with the same financial institution and within the limits approved by Management.

Other swap agreements are substantially related to debentures and BNDES loans, swapping percentage of variable domestic interest rates plus fixed interest rates with variable interest rates (CDI). These instruments were classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as “regret” clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of this hedge at the beginning and on a continued basis (at least, quarterly) and hedges contracted at September 30, 2009 showed effectiveness in relation to the debts, purpose of this hedge. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and itssubsidiaries (Continued)

(iv) Derivative financial instruments (Continued)

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		9.30.2009	6.30.2009	9.30.2009	6.30.2009

Purpose of hedge (debt)		(707.239)	(750,889)	(784,629)	(883,907)

Long Position

USD + Pre	5.92% p.a. (5.93% p.a. at 12.31.2008)	594,016	633,472	659,968	756,667

YEN + Pre	1.69% p.a. (1.69% p.a. at 12.31.2008)	108,231	108,231	124,564	127,106

		702,247	741,703	784,532	883,773
Short Position

% CDI	102.35% p.a.	(702,247)	(741,703)	(922,302)	(950,219)

		Consolidated

Measured at fair value through income		Reference Value (notional)		Fair value

		9.30.2009	6.30.2009	9.30.2009	6.30.2009

Asset Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	793,522	816,161

USD + Pre	100% of CDI - 4.61% p.a.	3,624	6,430	2,236	4,375

		783,274	786,080	795,758	820,536
Liability Position

% CDI		(783,274)	(786,080)	(799,934)	(826,788)

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable in the fair value of R$(141,947) is recorded in “loans and financing” (R$(72,697) at June 30, 2009).

The effects of fair value hedge to the net income for the period stood at R$16,134 and R$(31,966) at September 30, 2009 and September 30, 2008, respectively.

Other instruments marked at fair value showed effects of R$823 and R$(352) on net income at September 30, 2009 and September 30, 2008, respectively.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and itssubsidiaries (Continued)

(v) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F Bovespa and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a sensitivity analysis chart, so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned, as shown below:

14. Financial instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments (Continued)

(i) Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(726,805)	(908,506)	(1,090,207)
Swap (long position in USD)	USD increase	733,904	917,380	1,100,857

	net effect	7,099	8,874	10,650

Debt - YEN	YEN increase	(143,706)	(179,633)	(215,560)
Swap (long position in YEN)	YEN increase	143,706	179,633	215,560

	net effect	-	-	-

Swap (short position in CDI)	CDI increase	(1,068,891)	(1,101,494)	(1,134,719)

Net effect			(30,828)	(62,277)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II at R$30,828 and of scenario III at R$62,277 in relation to scenario I, which the Company considers as the most probable scenario.

(ii) Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in USD)	USD decrease	2,314	1,771	1,204
Swap (short position in CDI)	CDI increase	(5,839)	(5,858)	(5,876)

	net effect	(3,525)	(4,087)	(4,672)

Swap (long position in CDI)	CDI increase	980,403	1,025,421	1,069,919
Swap (short position in CDI)	CDI increase	(979,940)	(1,027,201)	(1,073,939)

	net effect	463	(1,780)	(4,020)

Total net effect		(3,062)	(5,867)	(8,692)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

The Company has in its subsidiary Globex, at September 30, 2009, an amount of R$16,955 (US$9,540) related to balance at banks and R$1,483 (US$834) related to U.S. dollar-denominated foreign investment. As a result, the Company’s Management does not deem as relevant the exchange risk exposure.

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as its related debts (hedged elements) and other Company’s financial instruments.

15. Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Current
PIS and COFINS payable and other	9,156	19,353	70,253	30,485
Provision for income and social contribution
taxes	8,524	15,869	16,492	21,409

	17,680	35,222	86,745	51,894

Taxes paid by installments
INSS (i)	41,656	40,463	45,484	40,463
CPMF (ii)	3,806	8,781	5,868	11,616
Other	3,059	3,256	4,000	3,454

	48,521	52,500	55,352	55,533

Total Current	66,201	87,722	142,097	107,427

Non-current
Taxes paid by installments
Tax installment payment Law 11,941/09 (iii)	975,813		1,021,183
INSS (i)	114,553	119,119	127,144	119,119
CPMF (i)	22,959	26,343	29,192	31,709
Other (ii)	21,110	21,244	22,319	22,467

Total Non-Current	1,134,435	166,706	1,199,838	173,295

Total	1,200,636	254,428	1,341,935	280,722

Tax payment by installments includes the following amounts:

(i) INSS, CPMF– The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii) Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

(iii) Tax Installments, Law 11,941/09 – The Law 11,941 was enacted at May 27, 2009, which among others, amends the federal tax laws related to the tax debt payment by installments, granting remission over fine and interest rates in specific cases.

The Company is party in several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with benefits of reducing fine and interest rates and a financing plan of up to 180 months. The law also allows that remaining tax losses and judicial deposits related to the lawsuits are utilized to deduct from the balance to be paid by installments.

During the quarter ended September 30, 2009, the Management evaluated with its legal advisors all the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program.

15. Taxes and social contribution payable (Continued)

	Installment balance on 9.30.2009
	Parent Company	Consolidated

Federal taxes	937,793	987,040
Social security	81,715	83,144

Lawsuits with probable risks	1,019,508	1,070,184

Federal taxes	198,696	248,924
Social security	137,965	137,965

Lawsuits with possible risks	336,661	386,889

Offsets due to judicial deposits and tax losses	(380,356)	(435,890)

Installment balance	975,813	1,021,183

Federal Taxes

Due to Supreme Federal Court (STF)’s recent decision on the constitutionality of COFINS increase (Law 9,718/99) in a similar lawsuit and the possibility of formalizing this case law against the taxpayers’ interests that uphold said discussion, the Company and its subsidiaries opted for adhering to the installment payment enacted by Law 11,941/09. In addition, after evaluation with legal advisors and in line with the rules of this new installment payment, they adhered to other theses upheld concerning the credit over financial expenses and the taxation over other revenues by the non-cumulativeness system. The consolidated amount, net of fine and interest remission is R$987,040.

Social Security

The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit, as well as over the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The consolidated amount, net of fine and interest remission is R$83,144.

Other lawsuits with possible risks included in the installment payment

• Tax claims – The Company received deficiency notices referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not purpose of taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset. Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities. The consolidated amount involved in these lawsuits is R$248,924.

• Social security – The Company had deficiency notices related to social security debts offset deriving from legal process credits. The consolidated amount involved is R$ 137,965.

The results deriving from additions of provisions, net of gains from fine and interest remission, accounted for a net expense of R$ 277,882 in the Parent Company and R$340,226 in the Consolidated (see Note 21).

16. Provision for contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June30, 2009	1,057,691	30,571	-	117,923	1,206,185
Installment payment Law 11,941/09	(906,569)	(13,267)	-	(38,175)	(958,011)
Additions	3,055	-	6,147	1,382	10,584
Reversal/Payment	(107,532)	-	(7,695)	155	(115,072)
Transfer	-	49,512	-	(49,512)	-
Monetary restatement	13,221	450	1,548	4,609	19,828
Judicial Deposits	-	-	-	(71)	(71)

Balance at September 30, 2009	59,866	67,266	-	36,311	163,443

	Consolidated

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June30, 2009	1,130,432	32,883	118	126,509	1,289,942
Globex acquisition	100,337	34,777	18,301	66,749	220,164
Installment payment Law 11,941/09	(955,899)	(15,637)	-	(38,190)	(1,009,726)
Additions	4,621	92	10,577	8,507	23,797
Reversal/Payment	(107,532)	(31)	(11,229)	(145)	(118,937)
Transfer	-	49,657	-	(49,657)	-
Monetary restatement	15,987	1,153	2,652	4,574	24,366
Judicial Deposits	-	-	(2,004)	(84)	(2,088)

Balance at September 30, 2009	187,946	102,894	18,415	118,263	427,518

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 11.84% at September 30, 2009 (12.32% at June 30, 2009), and are subject, when applicable, to fines.

COFINS and PIS

The Company obtained a final and unappealable decision on the lawsuit arguing the constitutionality of increasing COFINS and PIS calculation basis (Law 9,718/99). Due to this fact and other decisions rendered by the Federal Supreme Court – STF concerning this issue, the Company reversed the provision for contingencies in the amount of R$107,532. The Company had no judicial deposits related to this lawsuit.

As the non-cumulativeness system for the purposes of calculating PIS started (Laws 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries started to argue the appropriation of credits, as well as the possibility of excluding the amount from ICMS in its calculation bases with the judiciary branch. Finally, the Company filed a lawsuit discussing the exclusion of default charges from the calculation of debt related to COFINS rate.

The contingency amount of PIS and COFINS at September 30, 2009 is R$ 187,946 (R$186,984 at June 30, 2009).

16. Provision for contingencies (Continued)

a) Taxes (Continued)

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked pursuant to CVM regulation. These are: tax deficiency notice concerning the difference of inflation indexes used when determining income tax, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ), 1% increase in ICMS rate enacted by the Rio de Janeiro state government– “Fundo Estadual de Combate à Pobreza” (State Government Fund Against Poverty), as well as other ISS (services tax)-related contingencies.

The amount recorded at September 30, 2009 for such issues is R$54,074 (R$34,913 at June 30, 2009).

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued on September 30, 2009 is R$58,377 (R$56,887 at June 30, 2009) and the Company made a R$9,558 (R$9,544 at June 30, 2009) judicial deposit.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2009, the Company recorded a provision of R$77,185 (R$50,237 at June 30, 2009) referring to lawsuits with probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels at September 30, 2009 are R$34,333 (R$24,271 at June 30, 2009). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.65% accumulated in the year ended September 30, 2009 and 0.53% at June 30, 2009) plus 1% monthly interest.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

16. Provision for contingencies (Continued)

c) Civil and other (Continued)

Among these lawsuits, we point out the following:

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At September 30, 2009 the accrual amount for these lawsuits is R$22,492 (R$17,541 at June 30, 2009), for which there are no judicial deposits.

• The balance of Globex’s civil actions at September 30, 2009 was mainly composed of: (i) consumer lawsuits in the amounts R$25,591, (ii) provisions referring to the risk revaluation of action for damages of R$7,266, deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$22,700 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; and (iv) recording of a provision of R$7,159 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers.

Total civil contingencies and Other at September 30, 2009 is R$118,264, net of judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at September 30, 2009, as follows:

• INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$108,838 (R$108,858 at June 30, 2009). The proceedings are under administrative and court discussion. Out of this amount R$95,850 are guaranteed by real properties or bank guarantee. The decreased amount is due to a favorable decision in administrative proceeding.

• IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$229,239 (R$276,185 at June 30, 2009). This amount includes new assessment notices, as well as those carried to the installment payment account.

16. Provision for contingencies (Continued)

d) Possible losses (Continued)

• COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$546,222 (R$654,540 at June 30, 2009), including new assessments the Company was served during this quarter, as well as those carried to the installment payment account.

• ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be disreputable, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others, not relevant. The total amount of these assessments is R$1,266,322 (R$1,266,928 at June 30, 2009), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$36,321 (R$39,602 at June 30, 2009) and await administrative and court decisions. The decreased amount is due to a favorable decision to the Company in administrative proceeding.

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$95,060 (R$89,149 at June 30, 2009).

• At subsidiary Globex, possible labor, civil and tax proceedings amounted to R$ 65,638 on September 30, 2009.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up. The aforementioned lawsuits were not included in Tax Recovery Program (“REFIS”).

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to liability contingencies.

16. Provision for contingencies (Continued)

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Letter of Guarantee	Total

Tax	639,208	888	456,570	1,096,666
Labor	5,604	3,374	78,507	87,485
Civil and other	10,951	1,397	40,485	52,833

Total	655,763	5,659	575,562	1,236,984

The subsidiary Globex has banking letters of guarantee amounting to nearly R$ 88,012 on September 30, 2009.

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated

	9.30.2009	9.30.2008	9.30.2009	9.30.2008

Earnings before income tax	441,226	203,607	455,317	224,295

Profit sharing	(7,309)	(7,933)	(9,580)	(11,061)

Earnings before income tax	433,917	195,674	445,737	213,234

Income tax at nominal rate	(108,479)	(48,919)	(133,721)	(63,970)
Installment payment result (i)	77,117	-	68,855	-
Income tax incentive	-	-	-	-
Equity accounting and provision for
Capital deficiency of subsidiary	(850)	8,384	(1,444)	717
Other permanent differences (undeductible) and
social contribution tax, net	(4,072)	(3,612)	41,035	(3,695)

Effective income tax	(36,284)	(44,147)	(25,275)	(66,948)

Income tax for the year
Current	(9,029)	-	(38,670)	-
On amortized goodwill (b(ii))	(77,324)	(77,097)	(81,249)	(103,235)
Deferred	50,068	32,950	94,645	36,287

Deferred income and social contribution taxes
expenses	(36,284)	(44,147)	(14,458)	(66,948)

Effective rate	5.9%	22.6%	3.2%	31.4%

(i) The effects on effective rate refer to gains from reducing fine and interest related to the installment payment which are not taxable (Note 15).

17. Income and Social Contribution Taxes (Continued)

a) Breakdown of deferred income and social contribution taxes (Continued)

i) At September 30, 2009, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$363,349 (R$521,569 at June 30, 2009) in the Parent Company and R$1,113,411 (R$1,069,056 at June 30, 2009) in Consolidated.

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Deferred income tax asset
Tax losses (i)	64,161	6,421	596,817	385,749
Provision for contingencies	29,691	63,395	105,810	89,199
Provision for hedge levied on a cash basis	(21,781)	16,063	4,150	41,994
Allowance for doubtful accounts	2,338	2,300	18,747	3,472
Goodwill	36,275	34,242	71,307	80,824
Deferred income tax under the effects of Law 11,638/07	14,783	17,040	9,902	15,791
Provision for deferred income tax on unamortized goodwill	(13,606)	(8,308)	(14,307)	(20,322)
Income tax on goodwill Vieri - Casino (ii)	233,775	362,647	233,775	362,647
Income tax on goodwill Sevilha – Assai (ii)	-	-	60,391	61,793
Provision for goodwill reduction	-	-	117,516	117,516
Net deferred gains per dilution of interest	-	-	-	-
Other	17,713	27,769	15,500	36,589

Deferred income and social contribution tax assets	363,349	521,569	1,219,608	1,175,252

Provision for deferred income tax realization	-	-	(106,196)	(106,196)

Total deferred income tax assets	363,350	521,569	1,113,412	1,069,56

Current Assets	90,431	159,160	175,082	222,312
Long-term assets	272,918	362,409	938,330	846,744

Deferred income and social contribution tax assets	363,349	521,59	1,113,412	1,069,056

(i) Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table. As allowed by Law 11,941/09, the Company utilized R$163,477 from tax losses to pay for tax proceedings included in the installments (Note 15 iii).

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.
The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99. In order to enable a better presentation of the quarterly information, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net tax benefit at September 30, 2009 totaled R$233,755 (R$362,647 at June 30, 2009).

17. Income and Social Contribution Taxes (Continued)

a) Breakdown of deferred income and social contribution taxes (Continued)

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At September 30, 2009, the remaining net goodwill recorded by Barcelona amounted to R$60,391.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

	9.30.2009	9.30.2009

Up to12 months	90,431	175,082
From 13 to 24 months	112,704	136,178
From 25 to 48 months	63,252	151,570
From 49 to 60 months	81,625	111,827
Over 60 months	15,337	538,755

	363,349	1,113,412

18. Shareholders’ equity

a) Capital stock

Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. The subscribed and paid-up capital is comprised at September 30, 2009 of R$254,518 (R$237,527 at June 30, 2009) in thousands of registered shares with no par value, of which 99,680 (R$99,680 at June 30, 2009) in thousands of common shares, 143,544 class A preferred shares and 11,294 (137,847 at June 30, 2009) in thousands of class B preferred shares.

Capital was increased in the quarter in the amount of R$673,320 corresponding to 16,992 new shares, detailed as follows:

A capital increase was approved at the Extraordinary General Meeting (AGE) held at July 6, 2009 in the amount of R$664,361 corresponding to 16,609 million Class B Preferred Shares, at the issue price of R$40.00 per share. Out of this amount, R$477,418 are already subscribed and paid up in cash, corresponding to 11,935 million shares. The amount of R$186,944 corresponding to 4,674 million shares integrates the share swap operation with Globex’s shareholders as per clause provided for in the share purchase agreement entered into at June 7, 2009.

A capital increase in the total amount of R$8,958 was approved at the Extraordinary General Meeting (AGE) at August 5, 2009 by means of the issue of 382 million shares as a result of exercise of stock options pursuant to the Company’s Stock Option Plan.

18. Shareholders’ equity (Continued)

a) Capital stock (Continued)

Capital stock breakdown and amount of shares:

		Amount of shares - thousand

	Capital Stock	Preferred	Common

At December 31, 2008	4,450,725	135,569	99,680
Capitalization of reserves	135,226		-
Goodwill special reserve	17,756		-
Profit	15,025		-
Share private subscription	744,344	18,808	-
Stock option plan
Series VII
Series VIII		192	-
Series IX			-
Series A1 Silver	118	8	-
Series A1 Gold			-
Series A2 Silver	1,218	141	-
Series A2 Gold	-	121	-

At September 30, 2009	5,364,412	154,839	99,680

The increase of capital stock with subscribed and paid-up shares of the Stock Option Plan was approved at the Board of Directors’ Meeting held on August 5, 2009, as follows:

Meeting	Series	Number (thousand)	Unit Price	Total

4/1/2009	Series A1 Silver	5	24.63	118
4/1/2009	Series A2 Silver	45	26.93	1,218
4/1/2009	Series A2 Gold	30	0.01	-

		80		1,336

8/5/2009	Series VIII	192	32.75	6,285
8/5/2009	Series A1 Silver	3	24.63	78
8/5/2009	Series A2 Silver	96	26.93	2,595
8/5/2009	Series A2 Gold	91	0.01	1

		382		8,959

Treasury Shares

At January 16, 2009, the Board of Directors approved the Company’s buyback program for its preferred shares, including those traded as American Depositary Receipts – ADR’s, effective for 90 days as of January 19, inclusive, establishing a limit of 3,000,000 preferred shares for buyback. At September 30, 2009, the program amounted to 369,600 repurchased preferred shares.

18. Shareholders’ equity (Continued)

b) Share rights

The class A preferred shares (“PNA”) are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, in a proportional amount of any additional dividends declared. The Company’s Bylaws set forth that, to the extent funds are available, PNA shares are entitled to a minimum dividend in the amount of R$0.08 per share. Beginning in 2003, PNA shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which may include the interest on shareholders’ equity, net of taxes.

Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares will be converted, within terms established hereunder into PNA shares, at the 1:1 ratio. PNB shares will be converted into PNA shares according to the following schedule: (a) 32% of PNB shares were converted at September 28, 2009, corresponding to a 5-day period as of the ratification of capital stock increase approved at the Extraordinary General Meeting held at September 21, 2009 (“AGE 9/21/09”); (b) 28% of total PNB shares will be converted into PNA shares at January 7, 2010, which corresponds to the 6-month term as of the business day immediately subsequent to 9/21/09 AGE; (iii) 20% of total PNB shares will be converted into PNA shares at July 7, 2010, which corresponds to the 12-month term as of the business day immediately subsequent to 9/21/09 AGE; and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011, which corresponds to the 18-month term as of the business day immediately after 9/21/09 AGE.

c) Capital reserve – Special goodwill reserve

At the Annual and Extraordinary General Meeting held at April 30, 2009, the shareholders approved to increase the Company’s capital stock by private subscription, by partially capitalizing the Company’s goodwill special reserve, in the amount of R$88,780.

Out of total increase, R$17,756 were capitalized without issuing new shares, therefore to the benefit of all Company’s shareholders and R$71,024 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to Article 7 of CVM Ruling 319/99, by issuing 2,197,528 Company’s new class A preferred shares.

18. Shareholders’ equity (Continued)

c) Capital reserve – Special goodwill reserve (Continued)

The share issue price was R$32.32 per Class A preferred share and it was defined according to the criterion provided for in Article 170, paragraph 1, III of Law 6,404/76, based on the weighted average of fifteen (15) trading sessions prior to the publication of Call Notice for said General Meeting. The shares issued were paid up by partially capitalizing the amounts existing in the goodwill special reserve recorded in the Company, on behalf of the Company’s controlling shareholder, Wilkes Participações S.A., as provided for in Article 7 of CVM Ruling 319/99. The Company’s shareholders were entitled to preemptive right in the subscription of shares issued in the capital increase, taking into account that shareholders who exercised such right, paid the issue price of shares directly subscribed to the Company’s parent company to Wilkes Participações S.A., in domestic currency, as authorized by Article 171, paragraph 2 of Law 6,404/76 and by Article 7, paragraph 1 of CVM Ruling 319/99”.

d) Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation pursuant to CPC 10.

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

f) Preferred stock option plan

(i) Stock option original plan

The Company offers a stock option plan for the purchase of preferred shares to the Management. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to an internal committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of lot of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(i) Stock option original plan (Continued)

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

(ii) New preferred stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to the Management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(ii) New preferred stock option plan (Continued)

The series of previous plan continue in force until the respective maturity dates.

(i) Information on the stock option plans is summarized below:

				Price		Lot of shares

Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at June 30, 2009
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(216)	(441)	-	205
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(180)	(542)	-	267
SeriesX	6/7/2006	6/7/2009	6/7/2011	33.00	38.85	901	-	(372)	-	529
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(317)	(97)	-	708
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(310)	(6)	-	532
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(343)	(7)	-	600
Series A3 – Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 – Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668

						7,357	(1,481)	(1,471)	-	4,405

Balance at September 30, 2009
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(408)	(442)	-	12
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(180)	(544)	-	265
Series X	6/7/2006	6/7/2009	6/7/2010	33.00	38.85	901	-	(377)	-	524
Series A1 – Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 – Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(320)	(98)	-	704
Series A2 – Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(401)	(6)	-	441
Series A2 – Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(439)	(7)	-	504
Series A3 – Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 – Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668

						7,357	(1,863)	(1,480)	-	4,014

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(ii) New preferred stock option plan (Continued)

Series exercised
On September 30,2009

Series granted	Grating date	Data of exercise	Amount exercised	Exercise price	Total	Market price

Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.40
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.31
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.12
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.54
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	37.47
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.58
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.12
Series VIII	4/30/2004	5/27/2008	0	31.16	9	37.43
Series VIII	4/30/2004	6/10/2008	2	31.61	49	37.47
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	37.47
Series IX	5/15/2005	9/11/2008	0	30.10	6	34.34
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.83
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.24
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	44	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	79	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	118	31.98
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	36.97
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	0	31.98
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	37.43
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	378	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	204	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,218	31.98
Series VIII	4/30/2004	8/5/2009	192	32.75	6,285	46.35
Series AI Silver	4/13/2007	8/5/2009	3	24.63	78	46.35
Series A2 Silver	3/3/2008	8/5/2009	96	26.93	2,595	46.35
Series A2 Gold	3/3/2008	8/5/2009	91	0.01	1	46.35

			2,322		47,990

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At September 30, 2009, the Company preferred share price on BOVESPA was R$50.00 for each share.

At September 30, 2009, there are 369,600 treasury preferred shares which may be used as spread to the options granted of the Plan.

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(iii) Consolidated information on CBD’s stock option plans

The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	9.30.2009	6.30.2009

Number of shares	254,518	237,526
Balance of granted series in effect	4,014	4,405

Maximum percentage of dilution	1.55%	1.82%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 0.72%, expectation of volatility of nearly 40.47% and the non-risk weighted average interest rate of 9.66% . The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

		Weighted average
Period ended at June 30, 2009	Shares	of exercise price

Outstanding at the beginning of the period	3,144	20.75
Granted during the period	1,361	13.99
Cancelled during the period	(20)	28.55
Exercised during the period	(80)	0.02

Outstanding at the end of the period	4,405	18.70

		Weighted average
Period ended at September 30, 2009	Shares	of exercise price

Outstanding at the beginning of the period	4,405	18.70
Granted during the period	0	0
Cancelled during the period	(10)	29.63
Exercised during the period	(381)	0.02

Outstanding at the end of the period	4,014	18.55

Technical Pronouncement CPC 10 – Share-based payment determines that the effects of share-based payment transactions are reflected in income and in the Company’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at September 30, 2009 were R$18,507 and at September 30, 2008 were R$15,015.

(iv) Stock option plan - Globex

Globex offers a stock option plan for common shares, approved by the Extraordinary General Meeting held at January 4, 2008 and rectified at the Annual and Extraordinary General Meeting held on April 29, 2008.

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(iv) Stock option plan - Globex (Continued)

Statutory officers and employees approved by Globex’s Board of Directors are eligible to participate in the Plan (the “Beneficiaries”). Pursuant to Article 171, paragraph 3 of Law 6,404/76, they shall not have preemptive right in the granting or in the exercise of stock options derived from the Plan. The shares resulting from the option exercise will have the rights set forth in the Plan, in respective Programs and Agreement. They always will be entitled to receive the dividends to be distributed from the subscription or acquisition, where applicable. Once exercised the option by Beneficiary, the corresponding shares will be purpose of issue by means of Globex’s capital increase. Treasury stock options may also be tendered, by means of notice to the Brazilian Securities and Exchange Commission – CVM. The options granted based on the Plan are individual and non- transferable. The Plan took effect with its approval at Globex’s G eneral Meeting and may be extinguished, at any time, by decision of the Board of Directors. The option may be exercised fully or partially during the term and within the periods established in the respective Program. According to the Plan, the options granted account for, at most 1,794,880 common shares issued by Globex and the exercise price of R$25.35 for Program 1 and R$17.02 for Program 2 (reverse split defined as “2008 Programs”).

	9.30.2009	6.30.2009

Number of shares	124,381,409	124,381,409
Balance of granted series in effect	1,794,880	1,794,880

Maximum dilution percentage(1)	1.42%	1.42%

(1) Maximum dilution percentage of Globex shares

The fair value of “2008 Programs” was calculated based on the Black & Scholes valuation model, taking into account the following assumptions:

Assumptions

Expected volatility	47.6%
Duration of the program	3.46
Risk-free rate	11.18% to 13.65%
Dividend yield	0%
Option fair value on the granting date	R$17.57 to R$21.00

The table below shows the amounts per lot recognized in the Company’s results, under operating expense against an increase in shareholders’ equity, as well as the amounts to be recognized in subsequent years.

The first date of exercise of said options will be in September 2009. At September 30, 2009 the amount of R$4,246.

Due to a reduction in the eligible staff, the share-based compensation was decreased. Therefore, the amounts referring to unexpired expenses until the end of 2009 and 2010 were modified.

18. Shareholders’ equity (Continued)

f) Preferred stock option plan (Continued)

(v) Stock option plan – Ponto Frio.com

At August 1, 2008, the subsidiary Globex concluded the negotiations to implement a partnership with a view to restructuring and developing its e-commerce and telesales activities for end consumers. Pursuant to the agreements executed, these activities now are performed by an independent company called PontoFrio.com Comércio Eletrônico S.A. ("PontoFrio.com"). In order to align the parties’ long-term interests, executives of PontoFrio.com (and eventual new beneficiaries) were granted PontoFrio.com’s stock options, whose exercise would result in executives’ maximum interest of 14% in the capital stock, in the event they are fully exercised.

According to the Options Plan executed, the stock options benchmark is the amount of R$15.71 per share, adjusted by CDI variation or IPCA accrued of six per cent (6%) p.a., whichever is the shortest, as of that date. The executives will be entitled to exercise the Stock Options divided into five (5) tranches, each one may be exercised as of the end of each twelve (12)-month period as of the date of the Agreement for the Granting of Stock Options.

As per clause 4.5 of the Operational Agreement, in the event of sale of Globex’s control – fact which occurred at July 7, 2009, the stock option right vest schedule changes as follows:

	Ponto Frio.com

	Term	Percentage

1st tranche	6/30/09 to 24th month	30%
2nd tranche	After 24th month	20%
3rd tranche	After 36th month	20%
4th tranche	After 46th month	15%
5th tranche	After 60th month	15%

The fair value was calculated based on Black & Scholes option valuation model, considering the following assumptions:

Assumptions

Expected volatility	52.98%
Duration of the program	5 years
Risk-free rate	12.92%
Dividend yield	0%
Option fair value on the granting date	R$4.12 to R$9.74

18. Shareholders’ equity (Continued)

g) Prepaid dividends

At August 3, 2009, the Board of Directors approved the Company’s adoption of a new policy for distribution of quarterly dividends, subject to the approval of the General Meeting, pursuant to paragraph 3 of Article 35 of the Company’s Bylaws. The amount and dates of payment of quarterly advances will be proposed annually by the Company. The quarterly payments will be made debiting the retained earnings account. This present policy does not change the mandatory minimum dividend to be paid to shareholders pursuant to the law and the Company’s Bylaws. The quarterly payments may be suspended by resolution of the Board of Directors, according to the Company’s economic-financial condition at that time.

For 2009, the Company will advance to its shareholders the amount of R$15,463 on a quarterly basis, calculated based on the total amount of dividends distributed by the Company in 2008, in the amount of R$61,851.

At August 24, 2009, the amount of R$30,925 was distributed as prepaid dividends, amount corresponding to two quarters.

19. Management Compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the periods ended at September 30, 2009 and 2008, are as follows:

	Parent Company		Consolidated

	9.30.2009	9.30.2008	9.30.2009	9.30.2008

Amounts recorded in income	33,885	19,560	35,6745	21,679

Out of this total, it is worth mentioning that the portion equivalent to 24% of 2009 amount and the portion equivalent to 21.3% of 2008 amount in the parent company and 23.4% and 21.3% in the consolidated, respectively, refer to the stock option plan.

20. Net Financial Income

	Period ended at

	Parent Company		Consolidated

	9.30.2009	9.30.2008	9.30.2009	9.30.2008

Financial Expenses
Financial Charges - BNDES	(12,108)	(21,529)	(12,108)	(21,529)
Financial Charges - Debentures	(67,950)	(70,462)	(67,950)	(70,462)
Interest on loan	(46,736)	(40,668)	(65,104)	(58,184)
Swap operations	(18,953)	(25,378)	(38,419)	(65,600)
Mark-to-market of financial instruments	9,462	(18,142)	16,957	(32,318)
Capitalized interest	6,834	22,144	8,612	23,154
Receivables securitization	(70,893)	(78,450)	(82,820)	(95,217)
Financial charges on contingencies and taxes	(73,392)	(83,462)	(100,957)	(95,206)
Interest on financial leasing	(6,041)	(5,896)	(10,439)	(9,496)
I.O.F. and bank services	(9,875)	(13,528)	(20,244)	(20,167)
Interest on loan	(345)	(1,648)	(138)	(525)
Present value adjustment	-	(211)	-	(211)
Other financial expenses	1,100	(4,666)	(17,812)	(10,575)

Total financial expenses	(288.897)	(341,896)	(390,422)	(456,336)

Financial revenues
Interest on cash and cash equivalents	75,494	78,109	91,720	88,638
Subordinated quotas - PAFIDC	17,032	23,736	19,025	26,514
Financial discounts obtained	33,423	29,078	39,272	33,691
Financial charges on taxes and judicial deposits	21,256	13,978	31,228	21,362
Interest on installment sales	2,681	12,388	4,445	17,544
Interest on loan	26,367	1,525	-	2,013
Present value adjustment	786	(749)	908	(1,137)
Other financial revenues	2,037	10,097	6,840	12,138

Total financial revenues	179,076	168,162	193,438	200,763

Net financial income	(109,821)	(173,734)	(196,984)	(255,573)

21. Other Operating Revenues and Expenses

	Parent Company		Consolidated

	9.30.2009	6.30.2009	9.30.2009	6.30.2009

Net Revenues Itaú Agreement (Note 1 b)	461,951	-	600,000	-
Provision for possible lawsuits, net of gains from fine and interest remission – Law 11,941/09 (Note 15 iii)	(277,882)	-	(340,226)	-
Reversal of provision for contingencies - PIS/Cofins (Note 16 a)	107,532	-	107,532	-
Tax credits write-off (Note 7)	(228,296)	-	(331,235)	-
Business combination expense	(23,489)		(23,487)
Permanent Assets Result	(208)	107	3,862	(787)
Other	(32,195)	-	(44,008)	-

Total	7,413	107	(27,562)	(787)

22. Insurance coverage

Coverage at September 30, 2009 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Coverage amount

Insured assets	Risks covered	Parent Company	Consolidated

Property and equipment and inventories	Named risks	4,628,431	6,859,055
Profit	Loss of profits	1,104,718	1,465,051

The Company also holds specific policies covering civil and management liability risks in the amount of R$142,315.

23. Leasing operations

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	Parent Company	Consolidated

	9.30.09	9.30.09

Gross liabilities from operating leasing – minimum lease payment
Less than 1 year	75,892	97,980
Over 1 year and less than 5 years	1,009,000	1,343,574
Over 5 years	1,781,133	2,239,907

	2,866,025	3,681,461

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales.

	Parent Company	Consolidated

	9.30.2009	9.30.2009

Contingent payments recognized as expense during
the year	185,676	248,909

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the period ended September 30, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action; the agreements have periodic adjustment clauses according to inflation indexes.

23. Leasing operations (Continued)

b) Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$193,458 at September 30, 2009 (R$192,633 at September 30, 2008) for the Parent Company and for the Consolidated, R$263,426 at September 30, 2009 (R$237,986 at September 30, 2008), according to the chart below:

	Parent Company	Consolidated

	9.30.2009	9.30.2009

Gross liabilities from financial leasing – minimum lease
payments
Less than 1 year	25,481	43,445
Over than 1 year and less than 5 years	20,937	45,018
Over 5 years	30,788	39,560

Present value of financial lease agreements	77,206	128,023
Future financial charges on financial leasing	116,252	135,403

Gross value of financial lease agreements	193,458	263,426

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by agreement, varying between 0.5% and 2.5% over sales.

	Parent Company	Consolidated

	9.30.2009	9.30.2009

Contingent payments recognized as expenses during the year	2,444	3,782

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements in the period ended at September 30, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action.

The Company has several leasing agreements which cannot be cancelled with purchase option clause by residual value with payment included in the monthly amortization, with depreciation rates varying between 5% and 20%, or by the amortization term of the agreement in the event of reasonable doubt about the exercise of option at the end of the agreement. The measurement of values is in line with CPC 06.

24. Private Pension Plan of Defined Contribution

The Company offers a supplementary private pension plan of defined contribution managed by Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at September 30, 2009, amounted to R$1,426, employees’ contributions amounted to R$2,186 with 848 participants.

25. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company		Consolidated

	9.30.2009	9.30.2008	9.30.2009	9.30.2008

Operating income	441,227	203,607	455,317	224,295

(+) Net financial expenses	109,821	173,734	196,984	255,573
(+) Equity accounting	3,401	(33,534)	(8,884)	(2,392)
(+) Depreciation and amortization	249,930	341,797	336,446	444,172
(+) Other operating income	(7,413)	2,439	27,562	5,355

EBITDA	796,966	688,043	1,007,425	927,003

Net revenue from sales	10,114,407	8,893,501	15,799,311	12,890,430
% EBITDA	7.9%	7.7%	6.4%	7.2%

26. Statement of value added

	Period ended at

	Parent Company				Consolidated

	9.30.2009%		9.30.2008%		9.30.2009%		9.30.2008%

Revenues
Sale of goods	11,382,408		10,335,584		17,874,000		14,934,408
Allowance for doubtful accounts
losses	(9,887)		(14,479)		(15,367)		(19,704)
Non-operating	65,637		31,119		76,198		42,522

	11,438,158		10,352,224		17,924,831		14,957,226
Input acquired from third
parties
Cost of goods sold, materials,
energy, outsourced	(7,514,590)		(6,736,512)		(12,050,756		(9,804,768)
services and other	(849,870)		(757,054)		(1,242,927)		(1,086,316)

	(8,364,460)		(7,493,566)		(13,293,683)		(10,891,084)

Gross value added	3,073,698		2,858,658		4,631,148		4,066,142

Retentions
Depreciation and amortization	(249,930)		(344,373)		(336,446)		(448,673)

Net value added produced by
the entity	2,823,768		2,514,285		4,294,702		3,617,469

Received in transfer
Equity accounting	(3,401)		46,433		8,884		2,392
Minority interest	-		-		(22,829)		5,240
Financial revenues	179,076		168,162		193,438		200,762

	175,675		214,595		179,493		208,394

Total value added to distribute	2,999,443	100.0%	2,728,880	100.0%	4,474,195	100.0%	3,825,863	100.0%

Distribution of value added
Employees	868,433	29.0%	807,308	29.6%	1,269,545	28.4%	1,096,391	28.7%
Payroll	592,680	19.8%	570,473	20.9%	894,974	20.0%	790,968	20.7%
Profit sharing	7,309	0.2%	7,963	0.3%	9,580	0.2%	11,091	0.3%
Benefits	216,681	7.2%	178,867	6.6%	292,881	6.6%	231,379	6.1%
FGTS	51,763	1.7%	50,005	1.8%	72,110	1.6%	62,953	1.7%
Taxes, fees and contributions	1,232,397	41.1%	1,234,374	45.2%	2,034,995	45.5%	1,801,848	47.1%

Federal	674,386	22.5%	555,432	20.4%	1,066,032	23.8%	812,908	21.3%
State	510,049	17.0%	633,358	23.2%	875,000	19.6%	913,129	23.9%
Municipal	47,962	1.6%	45,584	1.7%	93,663	2.1%	75,811	2.0%
Creditors	500,980	16.7%	535,671	19.6%	772,022	17.3%	776,097	20.3%

Interest	288,896	9.6%	341,894	12.5%	387,309	8.7%	456,334	11.9%
Rentals	212,084	7.1%	193,777	7.1%	384,713	8.6%	319,763	8.4%
Dividends

Profit retention	397,633	13.3%	151,527	5.6%	397,633	8.9%	151,527	4.0%

Total value added distributed	2,999,443		2,728,880		4,474,195		3,825,863

27. Subsequent Events

a) Duque Network Management

At October 29, 2009, the Company entered into a management outsourcing agreement of Rede Duque, a company operating in the fuel and byproducts sale. By means of this agreement, GPA will manage 35 gas stations and 24 convenience stores operated by Rede Duque in the State of São Paulo. This agreement has a 20-year duration. The Company’s remuneration will be based on a percentage over business profitability.

This agreement is in line with the Group’s strategy of strengthening gas stations operations located in markets where the Company already operates.

The materialization of the business is subject to the shareholders’ approval at a General Meeting.

b) Prepaid dividends

At November 11, 2009, the Board of Directors resolved to pay the third installment, in the amount of R$15,463 to occur at November 30, 2009.

In relation to the fourth quarter, after the end of the fiscal year and approval of the corresponding financial statements, the Company will pay the mandatory minimum dividend to shareholders, calculated pursuant to the Brazilian Corporation Law, less the amount of dividends prepaid during the fiscal year.

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The numbers related to the Group’s operating performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assai (Rede Atacadista Assai) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (Ponto Frio).

With the acquisition of Ponto Frio in July 2009, Grupo Pão de Açúcar became one of the country’s leading electronics/household appliance retailers, with operations in 18 states and the Federal District.

In the same month, GPA acquired the remaining shares in Barcelona Comércio Varejista e Atacadista S.A., the controller of the Assai format and now retains 100% of the self-service wholesale business.

The figures below include the accounting changes introduced by Law 11,638/07. The year-to-date information also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 9.7% in 3Q09,
and by 9.2% in the first nine months

Sales Performance

	3Q09	3Q09			9M09	9M09
	Consolidated	Comparable Basis	3Q08	% Chg.	Consolidated	Comparable Basis	9M08	% Chg.
	(inc Ponto Frio)	(ex Ponto Frio)	consolidated		(inc Ponto Frio)	(ex Ponto Frio)	Consolidated
(R$ million)(1)
Gross Sales	6,931.3	5,652.3	5,055.6	11.8%	17,864.0	16,585.0	14,934.4	11.1%
Net Sales	6,151.0	5,074.3	4,407.0	15.1%	15,799.3	14,722.6	12,890.4	14.2%

(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter of 2009, Grupo Pão de Açúcar’s gross sales increased by 11.8% over the same period last year to R$ 5,652.3 million, while net sales grew by 15.1% to R$ 5,074.3 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio outlets), gross sales grew by 9.7%, giving real growth of 5.1% when deflated by the General IPCA consumer price index(1), while net sales recorded nominal growth of 12,9%.

Also on a same-store basis, gross food sales grew by 9.0%, with personal care & household cleaning products doing exceptionally well. Non-food sales increased by 11.9%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average.

The Group’s best-performing formats in the third quarter were Pão de Açúcar, Extra (especially in the Northeast and Midwest), Extra Eletro, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (Extra.com.br and Pão de Açúcar Delivery) also continued to record exceptional growth.

In the first nine months of 2009, the Company’s gross and net sales recorded respective growth of 11.1% and 14.2% . In same-store terms, gross sales grew by 9.2%, giving real growth of 3.8% after deflation by the General IPCA index(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 12.1% .

Also on a same-store basis, food and non-food sales increased by 8.3% and 12.0%, respectively.

[Consolidated comments – including Globex]

In the third quarter, Grupo Pão de Açúcar’s gross sales increased by 37.1% year-on-year to R$ 6,931.3 million, while net sales recorded an even bigger increase of close to 39.6%, reaching R$ 6,151.0 million.

In the first nine months, Grupo Pão de Açúcar recorded gross sales of R$ 17,864.0 million and net sales of R$ 15,799.3 million, representing respective growth of 19.6% and 22.6% over 9M08.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

Gross Profit
Comparable-basis growth of 8.2% in the quarter

Gross Profit

	3Q09	3Q09			9M09	9M09
	Consolidated	Comparable Basis	3Q08	% Chg.	Consolidated	Comparable Basis	9M08	% Chg.
	(inc Ponto Frio)	(ex Ponto Frio)	consolidated		(inc Ponto Frio)	(ex Ponto Frio)	Consolidated
(R$ million)(1)
Gross Profit	1,525.2	1,287.6	1,189.8	8.2%	3,968.9	3,731.2	3,408.4	9.5%
Gross Margin - %	24.8%	25.4%	27.0%	-160 bps(2)	25.1%	25.3%	26.4%	-110 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, gross profit totaled R$ 1,287.6 million, 8.2% up year-on-year, accompanied by a gross margin of 25.4%, down by 160 bps, impacted by the following factors:

(i) increased impact of the change in the way ICMS (state VAT) is collected on certain products as of the second quarter of 2008, which reduced the gross margin by around 80 bps over 3Q08;

(ii) Assai’s share of the Group’s total sales (excluding Ponto Frio) increased by 290 bps over 9M08. Since the Assai stores operate with lower margins than the Group as a whole, this upturn resulted in a 50 bps reduction in the Group’s gross margin; and

(iii) the strengthening of promotional activities in the third quarter and the higher share of electronics/household appliance sales, whose margins are lower than those of food products, although they contribute to push up the average ticket. These factors reduced the gross margin by a further 30 bps over 3Q08.

In the first nine months, gross profit amounted to R$ 3,731.2 million, 9.5% more than the same period last year, while the gross margin narrowed by 110 bps to 25.3%, of which: (i) 70 bps from the increased impact of the change in the way ICMS is levied; (ii) 30 bps from the increased share of Assai’s sales; and (iii) 10 bps from promotional activities and the increased share of non-food products in total sales.

[Consolidated comments – including Globex]

In the third quarter, gross profit totaled R$ 1,525.2 million, with a gross margin of 24.8% .

In the first nine months, gross profit stood at R$ 3,968.9 million, accompanied by a gross margin of 25.1% .

It is worth noticing that the Company has been adopting a strategy of increasing the share of new businesses such as Assai (wholesale/retail), gas stations and electronics/household appliance stores, which has helped reducing the gross margin in recent quarters. On the other hand, this strategy has generated cash margin gains, in line with the Group’s established goals.

Total Operating Expenses
Comparable-basis reduction of 50 bps in 3Q09

Operating Expenses

	3Q09	3Q09			9M09	9M09
	Consolidated	Comparable Basis	3Q08	% Chg.	Consolidated	Comparable Basis	9M08	% Chg.
	(inc Ponto Frio)	(ex Ponto Frio)	consolidated		(inc Ponto Frio)	(ex Ponto Frio)	Consolidated
(R$ million)(1)
Selling Expenses	978.0	792.6	705.2	12.4%	2,488.6	2,303.2	2,080.9	10.7%
Gen. Adm. Expenses	197.3	138.6	129.6	7.0%	472.9	414.3	400.5	3.5%

Total Operating Expenses	1,175.2	931.2	834.8	11.5%	2,961.5	2,717.5	2,481.4	9.5%
% of Net Sales	19.1%	18.4%	18.9%	-50 bps(2)	18.7%	18.5%	19.3%	-80 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, total operating expenses (including selling and general and administrative expenses) represented 18.4% of net sales, identical to the 2Q09 ratio and lower than the 18.9% recorded in 3Q08, reflecting that the Company’s expenses remain under control. In absolute terms, they totaled R$ 931.2 million, 11.5% up year-on-year.

In the first nine months, total operating expenses came to R$ 2,717.5 million, 9.5% up on 9M08, but below the period sales growth of 11.1% . As a percentage of net sales, they came to 18.5%, 80 bps down on the same period last year.

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 9M09 operating expenses would have increased by 10.5% in relation to the 9M08 pro-forma result.

[Consolidated comments – including Globex]

In the third quarter, total operating expenses amounted to R$ 1,175.2 million, equivalent to 19.1% of net sales.

In the first nine months, total operating expenses represented 18.7% of net sales. In absolute terms, they totaled R$ 2,961.5 million.

EBITDA
Totals R$ 356.3 million in the quarter on a comparable basis

EBITDA
	3Q09	3Q09			9M09	9M09
	Consolidated	Comparable Basis	3Q08	% Chg.	Consolidated	Comparable Basis	9M08	% Chg.
	(inc Ponto Frio)	(ex Ponto Frio)	consolidated		(inc Ponto Frio)	(ex Ponto Frio)	Consolidated
(R$ million)(1)
EBITDA	350.0	356.3	354.9	0.4%	1,007.4	1,013.8	927.0	9.4%
EBITDA Margin - %	5.7%	7.0%	8.1%	-110 bps(2)	6.4%	6.9%	7.2%	-30 bps(2)
(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter, EBITDA totaled R$ 356.3 million, with an EBITDA margin of 7.0%, slightly higher than the 6.9% recorded in 2Q09.

In the first nine months, EBITDA came to R$ 1,013.8 million, 9.4% up year-on-year, while the EBITDA margin narrowed from 7.2%, in 9M08, to 6.9% .

The nine-month year-on-year reduction was in line with the Company’s strategy of expanding its share of new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales, as well as ensuring cash margin gains.

[Consolidated comments – including Globex]

In the third quarter, EBITDA stood at R$ 350.0 million, accompanied by an EBITDA margin of 5.7% .

In the first nine months, EBITDA totaled R$ 1,007.4 million, with an EBITDA margin of 6.4% .

Net Financial Result
Comparable-basis recovery of 53.6% in the quarter

Financial Result
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Financial Revenue	72.4	66.0	72.6	-9.2%	193.4	186.9	200.8	-6.9%
Financial Expenses	(137.2)	(113.9)	(176.0)	-35.3%	(390.4)	(367.2)	(456.3)	-19.5%

Net Financial Income	(64.7)	(47.9)	(103.4)	-53.6%	(197.0)	(180.2)	(255.6)	-29.5%

(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter, the net financial result was R$ 47.9 million negative, 53.6% down year-on-year, mainly due to the period reduction in the average gross debt and the lower CDI rate and to the mark to market of the Company’s financial instruments following the accounting changes introduced by Law 11,638/07.

(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
(i) Debt Expenses	(64.9)	(63.1)	(85.2)	22.1	(194.0)	(192.2)	(225.3)	33.0
(i) Receivables Fund	(14.1)	(14.1)	(24.6)	10.5	(63.8)	(63.8)	(68.7)	4.9
(ii) Cash Returns	32.6	32.2	38.2	(6.1)	91.7	91.3	88.6	2.6
(iii) Mark to Market	0.4	0.4	(24.9)	25.3	17.0	17.0	(32.3)	49.3
(iv) Restatement of Assets and Liabilities	(19.2)	(17.2)	(24.4)	7.2	(69.7)	(67.7)	(73.8)	6.2
(iv) Other Financial Revenues (Expenses)	0.5	13.9	17.5	(3.5)	21.9	35.3	55.9	(20.6)

Net Financial Result	(64.7)	(47.9)	(103.4)	55.4	(197.0)	(180.2)	(255.6)	75.4

CDI	2.2%	2.2%	3.2%		7.6%	7.6%	8.8%
(1) Totals may not tally as the figures are rounded off.

The Group’s capital structure remains solid, with a reduction in net debt and increased cash flow, resulting in a net-debt-to-EBITDA ratio of 0.41x (within the annual guidance of below 1xEBITDA), fortified by the ongoing drive to optimize expenses and investments and maintain control over working capital.

The Company’s total cash position at the close of 3Q09 still contained the amount of R$ 451.8 million following the Company’s private capital increase, which was paid to the shareholders of Globex Utilidades S.A. on October 2, 2009.

[Consolidated comments – including Globex]

In the third quarter, the net financial result was negative by R$ 64.7 million. The net-debt-to-EBITDA ratio stood at 0.56x.

Equity Income
Result almost triples in 9M09

In the third quarter, FIC - Financeira Itaú CBD accounted for 12.0% of the Group’s total sales, closing the quarter with 5.9 million clients and a receivables portfolio of R$ 1.7 billion. As a result, it generated equity income of R$ 2.0 million, versus a negative R$ 199,000 in 3Q08.

In the first nine months, equity income totaled R$ 9.3 million, more than triple the 9M08 figure, once again exceeding the Company’s expectations and reflecting the initiatives implemented throughout 2008, which generated important portfolio gains, kept default under control thanks to a rigorous credit-granting policy and led to a differentiated positioning in regard to the competition.

Sendas Distribuidora
Net income of R$ 67.3 million in the quarter

The table below and the comments on Sendas Distribuidora’s operating performance do not include the six stores converted into Assai outlets between the end of 2008 and 1H09. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

SENDAS - Financial and Operating Highlights
excluding Assai stores in Rio de Janeiro

(R$ million)(1)	3Q09	3Q08	% Chg.	9M09	9M08	% Chg.
Gross Sales	815.1	801.6	1.7%	2,482.1	2,451.4	1.3%
Net Sales	704.3	698.1	0.9%	2,153.6	2,136.1	0.8%
Gross Profit	192.4	199.9	-3.7%	577.0	581.8	-0.8%
Gross Margin - %	27.3%	28.6%	-130 bps(2)	26.8%	27.2%	-40 bps(2)
Total Opearting Expenses	152.2	143.8	5.8%	456.2	443.6	2.8%
% of Net Sales	21.6%	20.6%	100 bps(2)	21.2%	20.8%	40 bps(2)
EBITDA	40.2	56.0	-28.3%	120.9	138.2	-12.5%
EBITDA Margin - %	5.7%	8.0%	-230 bps(2)	5.6%	6.5%	-90 bps(2)
Net Income	67.3	(9.3)	-	57.0	(24.8)	-
Net Margin - %	9.6%	-1.3%	-	2.6%	-1.2%	-

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points

In the third quarter, Sendas Distribuidora recorded gross and net sales of R$ 815.1 million and R$ 704.3 million, respectively. Gross profit stood at R$ 192.4 million, with a gross margin of 27.3% . Operating expenses came to R$ 152.2 million, equivalent to 21.6% of net sales, 100 bps up on 3Q08 due to the increase in IPTU property tax in Rio de Janeiro. EBITDA totaled R$ 40.2 million, 5.8% up year-on-year, accompanied by an EBITDA margin of 5.7%, a substantial 180 bps improvement over 2Q09. Net income came to R$ 67.3 million.

In the first nine months, gross and net sales totaled R$ 2,482.1 million and R$ 2,153.6 million, respectively. Gross profit came to R$ 577.0 million, with a gross margin of 26.8% . Operating expenses amounted to R$ 456.2 million, representing 21.2% of net sales. EBITDA stood at R$ 120.9 million, with an EBITDA margin of 5.6%, and net income totaled R$ 57.0 million.

Assai Atacadista
Total operating expenses record 140 bps improvement over 2Q09

Assai - Financial and Operating Highlights

	3Q09 SP and CE (Barcelona)	3Q09 RJ (Xantocarpa)	3Q09 Consolidated	3Q08	% Chg.	9M09 Consolidated	9M08	% Chg.
(R$ million)(1)
Gross Sales	475.0	78.5	553.5	347.8	59.2%	1,499.2	980.7	52.9%
Net Sales	434.0	68.8	502.8	305.9	64.4%	1,350.7	853.9	58.2%
Gross Profit	63.0	6.0	69.0	50.1	37.6%	192.8	124.0	55.5%
Gross Margin - %	14.5%	8.7%	13.7%	16.4%	-270 bps(2)	14.3%	14.5%	-20 bps(2)
Total Operating Expenses	46.7	9.8	56.5	34.9	61.9%	168.1	96.8	73.6%
% of Net Sales	10.8%	14.2%	11.2%	11.4%	-20 bps(2)	12.4%	11.3%	110 bps(2)
EBITDA	16.3	(3.8)	12.5	15.3	-17.9%	24.8	27.2	-9.0%
EBITDA Margin - %	3.8%	-5.5%	2.5%	5.0%	-250 bps(2)	1.8%	3.2%	-140 bps(2)
Net Income	7.0	(2.5)	4.4	7.5	-41.0%	8.9	13.5	-34.2%
Net Margin - %	1.6%	-3.6%	0.9%	2.5%	-160 bps(2)	0.7%	1.6%	-90 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points

In the third quarter, Assai recorded consolidated gross and net sales (including the stores in São Paulo, Ceará and Rio de Janeiro) of R$ 553.5 million and R$ 502.8 million, respectively. Gross profit came to R$ 69.0 million, with a gross margin of 13.7%, less than the 15.5% recorded in 2Q09. Total operating expenses represented 11.2% of net revenue and amounted to R$ 56.5 million in absolute terms. EBITDA totaled R$ 12.5 million, with an EBITDA margin of 2.5% .

These results were still impacted by the opening of new stores and the conversion of existing ones, especially in Rio de Janeiro, which, despite recording increased sales and reduced operating expenses, have not yet reached maturity. Excluding the Rio stores, Assai (São

Paulo and Ceará) recorded an EBITDA margin of 3.8% . Period net income stood at R$ 4.4 million, versus R$ 7.5 million in 3Q08.

In the first nine months, gross and net sales came to R$ 1,499.2 million and R$ 1,350.7 million, respectively. Gross profit totaled R$ 192.8 million, 55.5% up year-on-year, with a margin of 14.3% . Total operating expenses amounted to R$ 168.1 million, equivalent to 12.4% of net sales. EBITDA stood at R$ 24.8 million, with a margin of 1.8% (3.4% excluding the Rio stores). Net income totaled R$ 8.9 million.

Net Income
Growth of 210.3% in the quarter on a comparable basis

Net Income	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Net Income	171.0	206.7	66.6	210.3%	397.6	433.3	151.5	186.0%
Net Margin - %	2.8%	4.1%	1.5%	260 bps(2)	2.5%	2.9%	1.2%	170 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, the Company posted net income of R$ 206.7 million, 210.3% up on the same period last year.

In the first nine months, net income came to R$ 433.3 million, equivalent to 2.9% of net sales, 170 bps up on 9M08.

[Consolidated comments – including Globex]

In the third quarter, net income came to R$ 171.0 million, accompanied by a net margin of 2.8% .

In the first nine months, net income stood at R$ 397.6 million with net margin of 2.5% . In addition, at the end of August, Grupo Pão de Açúcar and Banco Itaú-Unibanco concluded the renegotiation of the association agreement involving FIC (Financeira Itaú CBD), which resulted in the payment of R$ 600 million by Banco Itaú-Unibanco and a consequent increase in the Company’s cash position.

However, the positive impact of this transaction was offset by the period reappraisal and write-down of assets and contingencies, resulting in a positive effect on adjusted net income of R$ 52.2 million.

3Q09
Consolidated
(R$ million)(1)	(inc Ponto Frio)

Revenue from Renegotiation with Itaú	600.0
Reversal of Provisions for Contingencies	107.5
Expenses from Globex Acquisition	(23.5)
Provisions for possible lawsuits, net of gains from the amnesty, fines and charges	(344.8)
Write-Down of Tax Credits and Others	(370.6)

Other non-recurring expenses*	(31.4)

Income Tax	110.3
Minority Interest	(26.7)

Total	52.2

* Does not include R$ 3.9 million of Permanet Assets
(1) Totals may not tally as the figures are rounded off.

REFIS 11,941/2009:

Given the benefits generated by Law 11,941/09, which altered the legislation regarding the payment of federal tax debts in installments, during the the quarter ended September 30, 2009, Management, together with its legal advisors, evaluated all the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program. Due to the Supreme Federal Court (STF)’s recent decision on the constitutionality of the COFINS increase (Law 9,718/99) in a similar lawsuit and the possibility of formalizing this case law against the taxpayers’ interests that uphold said discussion, the Company and its subsidiaries opted to adhere to the installment payment enacted by Law 11,941/09.

The net variation in tax installment payments and provisions for contingencies resulted in a total reduction of R$ 76 million.

Balance of Provisions and Installment Payments

	Balance in 06 / 30	Balance in 09/30	Chg.
(R$ million)(1)
Provision for Contingencies	1,290.0	200.0	(1,090.0)
Tax Installments	229.0	1,243.0	1,014.0

Sub-total	1,519.0	1,443.0	(76.0)

Globex: Prov for Contingencies + Tax Installments	-	239.0	239.0

Total	1,519.0	1,682.0	163.0

Adjusted Net Income
Growth of 68.9% in the quarter on a comparable basis

Net income in the first nine months of 2008 was affected by 1Q08 restructuring expenses totaling R$ 17.2 million. It is also worth noting that despite the application of Law 11,638/07, 9M08 net income still included the impact of goodwill amortizations. The table below shows the impact of non-recurring events in 3Q09 (Note 21 of the Quarterly Information), as mentioned previously:

Adjusted Net Income

(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Net Income	171.0	206.7	66.6	210.3%	397.6	433.3	151.5	186.0%
Restructuring Expenses(2)	-	-	-	-	-	-	17.2	-
Amortization of Goodwill(2)	-	-	24.9	-	-	-	74.0	-
Non-recurring Result(2)	(52.2)	(52.2)	-	-	(52.2)	(52.2)	-	-

Adjusted Net Income	118.8	154.5	91.5	68.9%	345.4	381.1	242.7	57.0%

(1) Totals may not tally as the figures are rounded off.
(2) Net of Income Tax.

[Comparable-basis comments – excluding Globex]

Including the impact of the items in the above table, 3Q09 and 9M09 net income recorded respective year-on-year growth of 68.9% and 57.0% .

[Consolidated comments – including Globex]

Including the impact of the items in the above table, 3Q09 and 9M09 net income amounted to R$ 118.8 million and R$ 345.4 million, respectively.

Investments
The Group invested R$ 215.7 million in 3Q09

In the third quarter, investments totaled R$ 215.7 million, versus R$ 107.0 million in 3Q08. Most of the funds went to the opening of 11 new stores in Paulo – seven Extra Fácil outlets, two Assai stores, one Extra hypermarket and one Pão de Açúcar store.

The main highlights of the quarter were:

  R$ 92.1 million in the opening and construction of new stores;
  R$ 84.5 million in store renovation;
  R$ 39.1 million in infrastructure (technology and logistics) and others.

In the first nine months, investments totaled R$ 429.8 million, versus R$ 330.8 million in the same period last year.

Dividends

On November 11, the Board of Directors approved the payment of R$ 15.5 million as advanced dividends relative to the third quarter of 2009, pursuant to the dividend policy approved on August 3, 2009, at R$ 0.060126452 per common share and R$ 0.066139097 per preferred class A share. Payment will be effected on November 30, 2009.

Shareholders registered as such on the base date of November 18, 2009, will be entitled to receive the payment. As of November 19, 2009, shares will be traded ex-dividends until the payment date.

It is worth remembering that the final installment (4Q09) will include the difference between the amount prepaid throughout the year and the minimum mandatory dividends based on the Company’s 2009 performance. This payment will take place after the Company’s accounts and the allocation of 2009 net income have been approved by the Annual Shareholders’ Meeting.

Globex Utilidades S.A.
Banco Investcred posts 3Q09 net income of R$ 7.0 million

On June 8, 2009, Grupo Pão de Açúcar informed its shareholders and the market in general that it was beginning the process of acquiring the Ponto Frio chain (Globex Utilidades S.A.), transforming the Group into the Brazilian retail sector leader, with more than 1,000 stores and almost 80,000 employees and reaffirming its commitment to growing in the non-food (electronics/household appliance) segment. After the acquisition, the Company’s market share of this segment more than doubled, rising from 10% to 26%.

The third quarter of 2009 was marked by the transfer of control of Globex S.A. to Grupo Pão de Açúcar. Consequently, Globex’s 3Q09 operating and financial results, which also include 50% of Banco Investcred’s results, were consolidated into Grupo Pão de Açúcar’s results.

Working groups comprising Grupo Pão de Açúcar and Ponto Frio employees were set up to map existing synergy opportunities, aided by Galeazzi Associados. As a result, several decisions were taken with the aim of re-establishing profitable sales growth, with a focus on the client. The first results of this process have already become apparent, especially as of September, which recorded substantial sales growth.

In the third quarter, Ponto Frio accounted for 18.5% of the Group’s total sales. Gross sales totaled R$ 1,278.9 million, 9.1% more than in 3Q08 (+6.8% in same-store terms), while net sales climbed by 15.8% to R$ 1,076,8 million.

This significant upturn was the fruit of several measures taken by Grupo Pão de Açúcar to increase sales, including: (i) extending non-interest-bearing payment terms; (ii) aggressive media and promotional campaigns; (iii) enabling the use of GPA cards in Ponto Frio stores; and (iv) allowing payments in up to 15 installments for purchases with the Ponto Frio Flex Card.

Gross profit totaled R$ 237.7 million, accompanied by a gross margin of 22.2%, mainly impacted by the effect of the change in the way ICMS tax was levied in São Paulo state.

Total operating expenses represented 22.7% of net sales and EBITDA was a negative R$ 5.2 million, with a negative margin of 0.5%, a substantial improvement over the negative 32.2% recorded in 2Q09.

Banco Investcred Unibanco posted net income of R$ 7.0 million in the quarter, making a positive contribution to the 3Q09 result of Globex Utilidades S.A., which was a net loss of R$ 40.7 million.

Gross Sales per Format (R$ thousand)

1st Half	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	2,027,815	18.6%	1,900,171	19.2%	6.7%
Extra*	5,489,982	50.2%	4,996,564	50.8%	9.9%
CompreBem (b)	1,374,412	12.6%	1,501,181	15.2%	-8.4%
Extra Eletro	200,912	1.8%	172,253	1.7%	16.6%
Sendas**	893,880	8.2%	675,732	6.8%	32.3%
Assai	945,662	8.6%	632,907	6.4%	49.4%

Grupo Pão de Açúcar	10,932,663	100.0%	9,878,808	100.0%	10.7%

3rd Quarter	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	1,047,610	15.1%	958,123	19.0%	9.3%
Extra*	2,816,944	40.6%	2,552,333	50.5%	10.4%
CompreBem (b)	688,939	9.9%	673,648	13.3%	2.3%
Extra Eletro	107,536	1.6%	87,123	1.7%	23.4%
Sendas**	437,792	6.3%	436,618	8.6%	0.3%
Assai	553,521	8.0%	347,755	6.9%	59.2%
Ponto Frio(c)	1,278,995	18.5%	-	-	-

Grupo Pão de Açúcar	6,931,337	100.0%	5,055,600	100.0%	37.1%

GPA ex Ponto Frio	5,652,342	-	5,055,600	100.0%	11.8%

9 Months	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	3,075,425	17.2%	2,858,294	19.1%	7.6%
Extra*	8,306,926	46.5%	7,548,897	50.5%	10.0%
CompreBem (b)	2,063,351	11.6%	2,174,829	14.6%	-5.1%
Extra Eletro	308,448	1.7%	259,376	1.7%	18.9%
Sendas**	1,331,672	7.5%	1,112,350	7.4%	19.7%
Assai	1,499,183	8.4%	980,662	6.6%	52.9%
Ponto Frio(c)	1,278,995	7.2%	-	-	-

Grupo Pão de Açúcar	17,864,000	100.0%	14,934,408	100.0%	19.6%

GPA ex Ponto Frio	16,585,005	-	14,934,408	100.0%	11.1%

* Include Extra Fácil and Extra Perto sales.
**Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio Sales as of 3Q09.

Net Sales per Format (R$ thousand)

1st Half	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	1,805,418	18.7%	1,627,066	19.2%	11.0%
Extra*	4,800,684	49.8%	4,271,479	50.4%	12.4%
CompreBem (b)	1,244,518	12.9%	1,302,989	15.4%	-4.5%
Extra Eletro	163,597	1.7%	136,691	1.6%	19.7%
Sendas**	786,187	8.1%	597,174	7.0%	31.7%
Assai	847,893	8.8%	548,023	6.5%	54.7%

Grupo Pão de Açúcar	9,648,296	100.0%	8,483,422	100.0%	13.7%

3rd Quarter	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	940,922	15.3%	838,162	19.0%	12.3%
Extra*	2,515,616	40.9%	2,211,845	50.2%	13.7%
CompreBem (b)	633,714	10.3%	597,296	13.6%	6.1%
Extra Eletro	99,346	1.6%	69,556	1.6%	42.8%
Sendas**	381,839	6.2%	384,267	8.7%	-0.6%
Assai	502,826	8.2%	305,881	6.9%	64.4%
Ponto Frio(c)	1,076,752	17.5%	-	-	-

Grupo Pão de Açúcar	6,151,014	100.0%	4,407,007	100.0%	39.6%

GPA ex Ponto Frio	5,074,262	-	4,407,007	100.0%	15.1%

9 Months	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	2,746,340	17.4%	2,465,228	19.1%	11.4%
Extra*	7,316,300	46.3%	6,483,324	50.3%	12.8%
CompreBem (b)	1,878,232	11.9%	1,900,285	14.7%	-1.2%
Extra Eletro	262,943	1.7%	206,247	1.6%	27.5%
Sendas**	1,168,025	7.4%	981,441	7.6%	19.0%
Assai	1,350,719	8.5%	853,904	6.6%	58.2%
Ponto Frio(c)	1,076,752	6.8%	-	-	-

Grupo Pão de Açúcar	15,799,311	100.0%	12,890,429	100.0%	22.6%

GPA ex Ponto Frio	14,722,559	-	12,890,429	100.0%	14.2%

* Include Extra Fácil and Extra Perto sales.
**Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio Sales as of 3Q09.

Sales Breakdown (% of Net Sales)

	2009					2008

	1st Half	3Q	3Q	9 Months	9 Months	1st Half	3Q	9 Months
		consolidated	Caomparable Basis	consolidated	Comparable Basis

Cash	49.2%	47.6%	48.9%	48.5%	49.1%	50.1%	50.0%	50.2%
Credit Card	41.4%	44.3%	42.2%	42.9%	41.7%	40.6%	40.9%	39.6%
Food Voucher	8.2%	6.8%	8.1%	7.0%	8.2%	7.6%	7.7%	7.7%
Credit Card	1.2%	1.3%	0.9%	1.6%	1.1%	1.7%	1.4%	2.5%
Post-dated Checks	1.0%	0.8%	0.9%	0.9%	1.0%	1.2%	1.0%	1.6%
Installment Sales	0.1%	0.5%	0.0%	0.8%	0.1%	0.5%	0.4%	0.9%

Stores per Format

	Pão de		Extra-	CompreBem		Extra	Extra		Ponto	Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro		Sendas	Perto	Fácil	Assai	Frio	de Açúcar	Area (m2)	Employees

12/31/2009	145	102	47	165	73	5	32	28	-	597	1,360,706	70,656

Opened							8			8
Closed	(1)					(1)				(2)
Converted		(1)		(2)	(2)	1		4		-
Acquisitions									457	457

6/30/2009	144	101	47	163	71	5	40	32	457	1,060	1,696,113	78,896

Opened	1	1					7	2	8	19
Closed									(10)	(10)
Converted										-

9/30/2009	145	102	47	163	71	5	47	34	455	1,069	1,713,919	80,679

13.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01 NOVASOC COMERCIAL LTDA	03.139.761/0001 -17	PRIVATE SUBSIDIARY	10.00	-0.31

COMMERCIAL, INDUSTRY AND OTHER		1		1

02 SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	24.44

COMMERCIAL, INDUSTRY AND OTHER		1,444,656		1,444,656

03 SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	0.39

COMMERCIAL, INDUSTRY AND OTHER		607,084		607,084

04 PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.03

COMMERCIAL, INDUSTRY AND OTHER		100		100

05 MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	-4.29

COMMERCIAL, INDUSTRY AND OTHER		144		128

06 BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	1.97

COMMERCIAL, INDUSTRY AND OTHER		15,010		9,006

07 CBD HOLLAND B.V.	. . / -	INVESTEE OF SUBSIDIARY/ASSOCIATED COMPANY	100.00	-0.01

COMMERCIAL, INDUSTRY AND OTHER		1		1

08 CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.02

COMMERCIAL, INDUSTRY AND OTHER		2		2

9 SAPER PARTICIPAÇÕES LTDA	43.183.052/0001 -53	PRIVATE SUBSIDIARY	24.00	-0.01

COMMERCIAL, INDUSTRY AND OTHER		9		9

10 XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	100.00	-0.17

COMMERCIAL, INDUSTRY AND OTHER		1		1

11 VEDRA EMPREENDIMENTOS E PARTICIP. S.A	07.170.941/0001-12	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		9		9

12 VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA	07.145.976/0001-00	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		10		10

13 BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA	06.950.710/0001-69	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		10		10

14 MANDALA EMPREENDIMENTOS E PARTICIPAÇÕES S/A.	10.641.438/0001-02	PRIVATE SUBSIDIARY	100.00	5.23

COMMERCIAL, INDUSTRY AND OTHER		373,446		0

15 NERANO EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	. . / -	PRIVATE SUBSIDIARY	100.00	0.01

COMMERCIAL, INDUSTRY AND OTHER		10		0

16 GLOBEX UTILIDADES S/A.	33.041.260/0652-90	PUBLICLY-HELD COMPANY	95.46	5.36

COMMERCIAL, INDUSTRY AND OTHER		118,185		0

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PÚBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,069.84
14- ISSUED AMOUNT (Thousands of Reais)	545,219
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2010

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,069.84
14- ISSUED AMOUNT (Thousands of Reais)	241,966
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2010

1- ITEM	04
2 – ISSUE ORDER NUMBER	7
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	6/15/2009
9 - DUE DATE	6/5/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,030,653.27
14- ISSUED AMOUNT (Thousands of Reais)	200,000
15- NUMBER OF DEBENTURES ISSUED (UNIT)	200
16 - OUTSTANDING DEBENTURES (UNIT)	200
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO									Shareholding on 09/30/2009 (In units)
Shareholder	Common Shares		PNA Shares		PNB Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	-	-	-	-	-	-	65,400,000	25.70
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	1,357,294	0.95	-	-	1,357,294	0.88	29,976,472	11.78
ONYX 2006 PARTICIPAÇÕES LTDA.	-	-	20,527,380	14.30	-	-	20,527,380	13.26	20,527,380	8.07
CASINO GUICHARD PERRACHON *	5,600,052	5.62	-	-	-	-	-	-	5,600,052	2.20
SEGISOR	-	-	3,282,366	2.29	1,809,388	16.02	5,091,754	3.29	5,091,754	2.00
SWORDFISH INVESTMENTS LIMITED*	-	-	4,761,376	3.32	613,607	5.43	5,374,983	3.47	5,374,983	2.11
STANHORE TRADING INTERNATIONAL S.A.*	-	-	828,864	0.58	1,123,340	9.95	1,952,204	1.26	1,952,204	0.77
BARCLAYS Pl	-	-	6,949,602	4.84	-	-	6,949,602	4.49	6,949,602	2.73
TREASURY SHARES	-	-	369,600	0.26	-	-	369,600	0.24	369,600	0.15
OTHER	60,621	0.06	105,468,044	73.47	7,747,484	68.60	113,215,528	73.12	113,276,149	44.51
TOTAL	99,679,851	100.00	143,544,526	100.00	11,293,819	100.00	154,838,345	100.00	254,518,196	100.00
(*) Foreign Company
(**) Quotaholder shareholder Investment Fund/shareholding on 10/17/2008

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	24.41
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	42,717,059	100.00	63,092,059	75.59
TOTAL	40,750,000	100.00	42,717,059	100.00	83,467,059	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
CASINO GUICHARD PERRACHON			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Interest in Total CapitalStock		Distribution on Voting Rights
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00

(*) Foreign Company

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,233	61.48	1	20.00	250,659,234	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	9.63	1	20.00	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
TOTAL	407,701,021	100.00	5	100.00	407,701,026	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding on 09/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00

(*) Foreign Company

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 09/30/2008
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,327	99.94	35,788,682	26.40	135,408,009	57.56
Management
Board of Directors	4	0.00	4,367	0.00	4,371	0.00
Board of Executive Officers	-	-	168,899	0.12	168,899	0.07
Fiscal Council	-	-	-	-	-	-
Treasury Shares	-	-	-	-	-	-
Other Shareholders	60,520	0.06	99,607,544	73.47	99,668,064	42.37
Total	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00
Outstanding Shares	60,520	0.06	99,607,544	73.47	99,668,064	42.37

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the specific norms issued by CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição
São Paulo - SP

1. We have performed a review of the accompanying accounting information contained in Quarterly Financial Information (“ITR”) individual and consolidated of Companhia Brasileira de Distribuição and subsidiaries for the quarter ended September 30, 2009, including the balance sheets, statements of income, shareholders’ equity, cash flows and added value, notes to the quarterly financial information and management’s comments, prepared under responsibility of management of the Company. The Quartely financial Information (“ITR”) individual and consolidated of investee Globex Utilidades S.A. for the quarter ended September 30, 2009, as note 3 (r), were reviewed by others independent auditors. Our review report in respect of investment value, equity income, assets and liabilities, the net sales and net profit for the quarter ended September 30, 2009 included in the financial statements individual and consolidated of the Company, and the values and other information included in the notes to consolidated financial statements of the Company, resulted from that subsidiary, is based solely on the financial information reported by this subsidiary set was subject to review by such auditors.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and Company’s subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and Company’s subsidiaries operations and financial position.

3. Based on our review and in the review performed by other auditors, we are not aware of any material modification that should be made to the accounting information contained in Quarterly Financial Information referred in paragraph 1 for it to comply with Brazilian accounting practice and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statement of income, cash flow and added value, for the quarter ended September 30th, 2008, presented for comparison purpose, were adjusted and restated in accordance with NPC 12 – Accounting Practices, Changes in Estimation and Correction of Errors, approved by CVM deliberation 506/06.

São Paulo, November 10, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Contador CRC -1SP170652/O-1

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADO LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORAS S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: MIRAVALLES EMP E PARTICIPAÇÕES S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIP. S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: MANDALA EMPREENDIMENTOS E PARTIC. S/A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NERANO EMPREEND. E PARTIC. LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: GLOBEX UTILIDADES S/A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	04- STATEMENT OF CASH FLOWS	9
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2009 TO 9/30/2009	11
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM1/1/2009 TO 9/30/2009	12
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	18
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 7/1/2009 TO 9/30/2009	20
11	02	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 9/30/2009	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	86
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	102
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	104
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	107
21	01	SPECIAL REVIEW REPORT	110
		NOVASOC COMERCIAL LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	112
		SE SUPERMERCADOS LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	113
		SENDAS DISTRIBUIDORA S.A.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	114
		PA PUBLICIDADE LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	115

GROUP	TABLE	DESCRIPTION	PAGE
		MIRAVALLES EMP E PARTICIPAÇÕES S.A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	116
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	117
		CBD HOLLAND B.V.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	118
		CBD PANAMA TRADING CORP
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	119
		SAPER PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	120
		VEDRA EMPREENDIMENTOS E PARTICIP. S.A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	121
		VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	122
		BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	123
		MANDALA EMPREENDIMENTOS E PARTIC. LTDA.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	124
		NERANO EMPREEND. E PARTIC. LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	125
		GLOBEX UTILIDADES S/A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	126

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 17, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.